UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005.

Commission File Number: 001-31221

Total number of pages: 78

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings release dated October 28, 2005 announcing the company’s results for The Six Months ended September 30, 2005.
2.	Materials presented in conjunction with the earnings release dated October 28, 2005 announcing the company’s results for The first Six Months ended September 30, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: October 31, 2005	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

3:00 P.M. JST, October 28, 2005

NTT DoCoMo, Inc.

Earnings Release for the Six Months Ended September 30, 2005

Consolidated financial results of NTT DoCoMo, Inc. (the “Company”) and its subsidiaries (collectively “we” or “DoCoMo”) for the six months ended September 30, 2005 (April 1, 2005 to September 30, 2005), are summarized as follows.

<< Highlights of Financial Results >>

•	For the six months ended September 30, 2005, operating revenues were ¥2,373.5 billion (down 3.2% compared to the same period of the prior year), operating income was ¥558.4 billion (up 2.4% compared to the same period of the prior year), income before income taxes was ¥633.1 billion (up 16.1% compared to the same period of the prior year) and net income was ¥385.3 billion (up 14.9% compared to the same period of the prior year).

•	Earnings per share were ¥8,387.80 and EBITDA margin* was 38.2%, up 1.6 points compared to the same period of the prior year, and ROCE* was 11.5%, down 0.1 points compared to the same period of the prior year.

•	Operating revenues, operating income, income before income taxes and net income for the fiscal year ending March 31, 2006, are forecasted to be ¥4,784.0 billion (down 1.3% year-on-year), ¥830.0 billion (up 5.8% year-on-year), ¥942.0 billion (down 26.9% year-on-year) and ¥604.0 billion (down 19.2% year-on-year), respectively.

Notes:

1.	Consolidated financial statements in this release are unaudited.

2.	Amounts in this release are rounded off, excluding non-consolidated financial statements, where amounts are truncated.

3.	The forecasts of consolidated financial results for the fiscal year ending March 31, 2006, are forward-looking statements and are subject to certain risks and uncertainties. Please refer to page 10.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 39. See page 39 for the definition of ROCE.

<< Comment from Masao Nakamura, President and CEO >>

In the first six months of the fiscal year ending March 31, 2006, we have worked continuously to enhance our overall service offerings through strategic rate revisions, enrichment of our handset lineup, further improvement of network quality and reinforcement of after-sales support, building on the measures implemented during the last fiscal year. These measures have delivered favorable results; we have successfully maintained our cellular churn rate at the same low level as the record low in the first quarter, and we sustained cellular MOU and ARPU at higher levels than expected.

Although operating revenues for the first six months of this fiscal year dropped ¥78.5 billion from the same period of last fiscal year to ¥2,373.5 billion, the decline in cellular services revenues for the first six months marked ¥9.6 billion year on year, and the pace of decline began to slow compared to the first quarter. Operating income, on the other hand, increased ¥12.9 billion year-on-year to ¥558.4 billion. Based on the first half results, we decided to revise our full-year operating income forecast to ¥830 billion, up ¥20 billion from our initial guidance. Also, we recognize network quality enhancement as important in order to further strengthen our competitiveness. Accordingly, we revised our full-year capital expenditures forecast upwards by ¥23 billion to ¥871 billion.

In conjunction with the release of the 701i series handsets, on September 9, 2005, we launched a new service dubbed “i-channel”, a convenient and easy-to-use push information delivery service designed to boost the usage of low-usage i-mode subscribers. We aim to further increase the uptake of this service by embedding it as a standard feature in the 902i series handsets and subsequent models. The 902i series handsets, planned for release in the winter of this fiscal year, will carry various new services including “Push Talk”, a new walkie-talkie style communication service, and “ToruCa” information capture service to be added onto the i-mode FeliCa chip. Through these new offerings, we aim to further enhance our competitiveness.

While the competitive environment is expected to become harsher, we will continue to operate our business from a customer-centric viewpoint and endeavor to respond adequately to the needs of users to achieve a sustainable growth toward the future.

<<Operating Results and Financial Position >>

<Results of operations>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2005	(UNAUDITED) Six months ended September 30, 2004	Increase (Decrease)		Year ended March 31, 2005
Operating revenues	¥2,373.5	¥2,452.0	¥(78.5)	(3.2%)	¥4,844.6
Operating expenses	1,815.1	1,906.5	(91.4)	(4.8%)	4,060.4

Operating income	558.4	545.4	12.9	2.4%	784.2
Other income (expense)	74.7	(0.3)	75.0	—	504.1

Income before income taxes	633.1	545.2	87.9	16.1%	1,288.2
Income taxes	246.7	209.9	36.8	17.5%	527.7
Equity in net losses of affiliates	(1.1)	(0.0)	(1.1)	—	(12.9)
Minority interests in consolidated subsidiaries	0.0	(0.0)	0.0	—	(0.1)

Net income	¥385.3	¥335.2	¥50.1	14.9%	¥747.6

1.	Business Overview

(1)	Operating revenues totaled ¥2,373.5 billion (down 3.2% compared to the same period of the prior year).

•	Cellular (FOMA+mova) services revenues decreased to ¥2,085.6 billion (down 0.5% compared to the same period of the prior year). Although cellular (FOMA+mova) services revenues decreased due to a decline in average revenue per unit (ARPU) resulting from our rate reductions, such as the enrichment of the discount in our “Family Discount” program, the pace of the revenue decrease began to slow down from the second quarter due to the subscriber growth as a result of the acquisition of new subscribers and lowered churn rate driven by the expansion of our handset lineup.

•	Voice revenues from FOMA services increased to ¥506.6 billion (up 170.2% compared to the same period of the prior year) and packet communications revenues from FOMA services increased to ¥258.7 billion (up 168.5% compared to the same period of the prior year) owing to a significant increase in the number of FOMA services subscribers which resulted from the release of new handsets such as the “FOMA 701i” series and further improvements in our coverage areas.

•	Equipment sales revenues decreased to ¥222.5 billion (down 22.8% compared to the same period of the prior year) due to a decrease in the number of handsets sold.

<Breakdown of operating revenues>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2005	(UNAUDITED) Six months ended September 30, 2004	Increase (Decrease)
Wireless services	¥2,151.0	¥2,163.8	¥(12.8)	(0.6%)
Cellular (FOMA+mova) services revenues (i)	2,085.6	2,095.1	(9.6)	(0.5%)
- Voice revenues (ii)	1,539.2	1,556.2	(17.1)	(1.1%)
Including: FOMA services	506.6	187.5	319.1	170.2%
- Packet communications revenues	546.4	538.9	7.5	1.4%
Including: FOMA services	258.7	96.3	162.3	168.5%
PHS services revenues	23.2	31.5	(8.3)	(26.4%)
Other revenues (i)	42.2	37.2	5.0	13.6%

Equipment sales	222.5	288.1	(65.7)	(22.8%)

Total operating revenues	¥2,373.5	¥2,452.0	¥(78.5)	(3.2%)

Notes:

(i)	For periods beginning after March 31, 2005, Quickcast services revenues, which were presented separately in the past, are included in “Other revenues,” and international services revenues, which were previously included in “Other revenues,” are included in “Cellular (FOMA+mova) services revenues.” However, international services revenues related to FOMA services are not included in FOMA services revenues for the six months ended September 30, 2004 because such information was not previously maintained. (Quickcast services revenues are reclassified and included in “Other revenues” for the six months ended September 30, 2004.)

(ii)	Voice revenues include data communications revenues through circuit switching system.

(2)	Operating expenses were ¥1,815.1 billion (down 4.8% compared to the same period of the prior year).

•	Personnel expenses were ¥122.7 billion (down 1.8% compared to the same period of the prior year). The number of employees as of September 30, 2005 was 22,181.

•	Non-personnel expenses decreased to ¥1,135.5 billion (down 7.0% compared to the same period of the prior year) mainly due to a decrease in revenue-linked variable expenses (down 8.5% compared to the same period of the prior year), such as commissions paid to agent resellers, reflecting a decrease in the number of handsets sold.

•	Impairment loss represents the impairment of PHS related assets, which were acquired during the six months ended September 30, 2005.

<Breakdown of operating expenses>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2005	(UNAUDITED) Six months ended September 30, 2004	Increase (Decrease)
Personnel expenses	¥122.7	¥125.0	¥(2.3)	(1.8%)
Non-personnel expenses	1,135.5	1,221.1	(85.6)	(7.0%)
Depreciation and amortization	339.1	340.3	(1.2)	(0.4%)
Impairment loss	0.4	—	0.4	—
Loss on disposal of property, plant and equipment and intangible assets	11.8	14.8	(3.0)	(20.0%)
Communication network charges	186.9	187.6	(0.7)	(0.4%)
Taxes and public dues	18.6	17.7	0.9	5.0%

Total operating expenses	¥1,815.1	¥1,906.5	¥(91.4)	(4.8%)

(3)	Operating income increased to ¥558.4 billion (up 2.4% compared to the same period of the prior year). Income before income taxes, net of other income (expense), including a gain on sale of Hutchison 3G UK Holdings Limited shares (¥62.0 billion), increased to ¥633.1 billion (up 16.1% compared to the same period of the prior year).

(4)	Net income was ¥385.3 billion (up 14.9% compared to the same period of the prior year).

2.	Segment Information

(1)	Mobile phone business

Operating revenues were ¥2,332.7 billion and operating income was ¥559.1 billion.

•	Cellular (FOMA) services

–	In June 2005, we released our high-end models, the “FOMA 901iS” series handsets. We also released our standard models such as the “FOMA 700iS” series handsets in July 2005, and the “FOMA 701i” series handsets, which are compatible with “i-channel” service, the subscribers of which can automatically receive various information, such as news and weather, delivered to the handsets’ standby screen as scrolling ticker, in September 2005. In July 2005, we released the “FOMA M1000” handset, targeted for business consumers, that provides full access to the websites for PCs and is compatible with public wireless LANs and our international roaming-out service. In August 2005, we also released a FOMA handset called “DOLCE,” which features ease of use and unique design using artificial leather, and the “FOMA Raku Raku PHONE II” handset which is equipped with a function which slows down the speed of voice heard through the handset. The number of FOMA services subscribers surpassed 15 million in August 2005 and reached 16.77 million as of September 30, 2005.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA) services were ¥5,980, ¥3,090 and ¥9,070, respectively.

•	Cellular (mova) services

–	In May 2005, we released the “premini-II S,” a compact and easy-to-use handset which features unique design and a music player function. Due to the continuous migration of the subscribers from mova services to FOMA services, the number of cellular (mova) services subscribers as of September 30, 2005, decreased to 33.13 million.

–	Voice ARPU, i-mode ARPU and aggregate ARPU of cellular (mova) services were ¥4,810, ¥1,360 and ¥6,170, respectively.

–	For both FOMA and mova services, in May 2005, we made the monthly charge for our “Nuisance Call Blocking Service” free, and launched a service which allows the members of “DoCoMo Premier Club” to save the charges for out-of-warranty repairs. In July 2005, we announced the introduction of new simple and clear billing plans and the further expansion of the “Ichinen Discount” by providing our long-term subscribers with more favorable discount rates starting from November 1, 2005. We started accepting applications for these new plans from September 2005. In July 2005, to enhance the convenience of our customers, we launched “My DoCoMo,” the customer-support portal site for PCs, which integrates the websites for our customer support such as providing billing information and accepting service orders. The aggregate number of FOMA and mova services subscribers increased to 49.9 million.

–	Voice ARPU, packet ARPU and aggregate ARPU of cellular (FOMA+mova) services were ¥5,150, ¥1,850 and ¥7,000, respectively.

–	Churn rates of cellular (FOMA+mova) services for the three months and for the six months ended September 30, 2005 were both 0.81%, decreased by 0.27 points and 0.26 points compared to the same period of the prior year, respectively.

•	i-mode services

–	In July 2005, we launched a new billing service which enables our customers to include the bills for their online shopping via i-mode in their monthly mobile phone bills. Also in July 2005, we signed an agreement with East Japan Railway Company (“JR East”) to discuss joint development and operation of common infrastructure for JR East’s Suica e-money and our upcoming “Osaifu-Keitai*” credit card service. The number of subscribers using i-mode-FeliCa-compatible handsets reached approximately 6.5 million and the numbers of “Osaifu-Keitai*” compatible shops and vending machines increased to approximately 25,000, and 6,000, respectively. The number of i-mode services subscribers increased to 45.14 million at September 30, 2005.

–	In terms of our global development, starting from June 2005, COSMOTE Mobile Telecommunications S.A. (“COSMOTE”), a Greek carrier, announced the launch of the first i-mode services outside Japan that run on a third generation mobile network using W-CDMA technology. Following COSMOTE, Far EasTone Telecommunications Co., Ltd., a Taiwanese carrier, and Telstra Corporation Limited, an Australian carrier, also launched i-mode services that run on third generation mobile networks in July and September 2005, respectively. In addition, Cellcom Israel Ltd., an Israeli carrier, and Mobile TeleSystem OJSC, a Russian carrier, launched i-mode services in September 2005. We have been steadily expanding our strategic partnerships through i-mode licensing arrangement. As a result, i-mode services are now rolled out in 12 countries and areas including Japan, and the aggregate number of cellular service subscribers of all carriers which participate in the i-mode service alliance exceeded 200 million as of September 30, 2005.

*	“Osaifu-Keitai” refers to mobile phones equipped with a contactless IC chip, as well as the useful function and services enabled by the IC chip. With this function, a mobile phone can be utilized as electronic wallet, a credit card, an electronic ticket, a membership card, an airline ticket, and more.

•	International services

–	In July 2005, we launched an international multimedia messaging service (MMS) which enables i-mode users to exchange data such as text and images with MMS users of foreign carriers. We have steadily expanded our FOMA videophone call destination of our international dialing service “WORLD CALL,” and Taiwan, Germany, Italy, Australia, France and Spain were added to the destinations in the months of July to September 2005. Furthermore, we added countries such as Korea to the areas where our international roaming-out services, “WORLD WING” and “WORLD WALKER,” are available over the third generation mobile network. As of September 30, 2005, we expanded the service area of international roaming-out services for voice calls and SMS to 127 countries and areas; for packet communications to 51 countries and areas; and for videophone calls to 16 countries and areas.

Note:

ARPU: Average monthly revenue per unit

        Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information regarding the average usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

See page 38 for the details of the calculation methods.

<Number of subscribers by services>	Thousand subscribers
	September 30, 2005	March 31, 2005	Increase (Decrease)
Cellular (FOMA) services	16,770	11,501	5,269	45.8%
Cellular (mova) services	33,134	37,324	(4,190)	(11.2%)
i-mode services	45,139	44,021	1,118	2.5%

Note:
Number of i-mode subscribers as of September 30, 2005 = Cellular (FOMA) i-mode subscribers (16,464 thousand) + Cellular (mova) i-mode subscribers (28,675 thousand)

Number of i-mode subscribers as of March 31, 2005 = Cellular (FOMA) i-mode subscribers (11,353 thousand) + Cellular (mova) i-mode subscribers (32,667 thousand)

<Operating results>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2005	(UNAUDITED) Six months ended September 30, 2004	Increase (Decrease)
Mobile phone business operating revenues	¥2,332.7	¥2,409.2	¥(76.5)	(3.2%)
Mobile phone business operating income	559.1	558.2	1.0	0.2%

Note:

For periods beginning after March 31, 2005, international services, which were previously included in “Miscellaneous businesses,” are included in “Mobile phone business.” As a result thereof, certain reclassifications are made to the operating results for the six months ended September 30, 2004.

(2)	PHS business

Operating revenues were ¥23.7 billion and operating loss was ¥1.0 billion.

•	In order to concentrate our business resources on FOMA services, we ceased accepting new PHS subscriptions on April 30, 2005. We will consider terminating the service while monitoring the usage trend of current subscribers.

•	PHS ARPU was ¥3,310.

Note:
See page 38 for the details of the ARPU calculation methods.

<Number of subscribers>	Thousand subscribers
	September 30, 2005	March 31, 2005	Increase (Decrease)
PHS services	987	1,314	(327)	(24.9%)

<Operating results>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2005	(UNAUDITED) Six months ended September 30, 2004	Increase (Decrease)
PHS business operating revenues	¥23.7	¥33.2	¥(9.5)	(28.5%)
PHS business operating loss	(1.0)	(11.5)	10.5	—

(3)	Miscellaneous businesses

Operating revenues were ¥17.0 billion and operating income was ¥0.3 billion.

•	In addition to our public wireless LAN service “Mzone,” we launched a plan called “U public wireless LAN course” for FOMA services subscribers as a part of our internet access service “mopera U” in June 2005. In July 2005, in the aim to efficiently build out our wireless LANs, we entered into an agreement with NTT Broadband Platform, Inc (“NTT BP”), Nippon Telegraph and Telephone East Corporation (“NTT East”), and Nippon Telegraph and Telephone West Corporation (“NTT West”) that NTT East, NTT West and we integrate and share the wireless LAN access points, which were previously held individually, under the ownership and operation by NTT BP. In July 2005, seventy-one private-railway stations in the Tokyo metropolitan area were added to the hot spots of our service. As a result, the number of our domestic hot spots increased to 719 as of September 30, 2005.

•	In April 2005, considering the continuous decline in the number of Quickcast services subscribers, we decided to terminate the services on March 31, 2007.

<Operating results>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2005	(UNAUDITED) Six months ended September 30, 2004	Increase (Decrease)
Miscellaneous businesses operating revenues	¥17.0	¥9.5	¥7.5	78.4%
Miscellaneous businesses operating income(loss)	0.3	(1.2)	1.5	—

Note:

For periods beginning after March 31, 2005, Quickcast business, which were presented separately in the past, are included in “Miscellaneous businesses.” As a result thereof, certain reclassifications are made to the operating results for the six months ended September 30, 2004.

3.	Capital Expenditures

Total capital expenditures were ¥405.9 billion.

•	We expanded the coverage areas of FOMA services including a rollout of “FOMA Plus Area,” which enables calls in mountainous areas, where previous FOMA handsets could not make calls; reinforced our FOMA network to meet the increase in demand; and constructed networks and equipment to provide new services. On the other hand, we continued our efforts to make our capital expenditures more efficient and less costly by reducing the acquisition costs of equipment and improving the design and construction process. Because we had completed the construction of four buildings for telecommunications equipment during the six months ended September 30, 2004, total capital expenditures during the six months ended September 30, 2005 decreased by 6.3% compared to the same period of the prior year.

<Breakdown of capital expenditures>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2005	(UNAUDITED) Six months ended September 30, 2004	Increase (Decrease)
Mobile phone business	¥345.9	¥353.9	¥(8.0)	(2.3%)
PHS business	0.4	1.8	(1.4)	(76.1%)
Other (including information systems)	59.6	77.4	(17.8)	(23.0%)

Total capital expenditures	¥405.9	¥433.1	¥(27.2)	(6.3%)

Note:

For periods beginning after March 31, 2005, Quickcast business, which were presented separately in the past, are included in “Other (including information systems).” As a result thereof, certain reclassifications are made to the operating results for the six months ended September 30, 2004.

4.	Cash Flow Conditions

•	Net cash provided by operating activities was ¥858.9 billion (up 50.0% compared to the same period of the prior year). Net cash provided by operating activities increased mainly owing to a decrease in the payment of income taxes, which was ¥319.1 billion in the same period of the prior year, to ¥81.1 billion and refund of income taxes of ¥93.1 billion. These tax treatments were caused by the realization of the impairment of our investment in AT&T Wireless Services, Inc. as a result of the sale of the shares.

•	Net cash used in investing activities was ¥598.7 billion (up 46.6% compared to the same period of the prior year). Net cash used in investing activities increased mainly due to an increase in investments such as an investment in Sumitomo Mitsui Card Company, Limited, which increased net cash used in investing activities by ¥98.0 billion. Changes in investments for cash management purposes also increased net cash used in investing activities by ¥100.0 billion.

•	Net cash used in financing activities was ¥340.5 billion (down 34.8% compared to the same period of the prior year). Net cash used in financing activities decreased mainly due to a decrease in repayments of outstanding long-term debt. During the six months ended September 30, 2005, we repurchased our own stock for ¥16.9 billion in the stock market and ¥259.2 billion through a tender offer.

•	Free cash flows were ¥260.2 billion. Free cash flows excluding changes in investments for cash management purposes* (¥100.0 billion) were ¥360.2 billion.

•	Financial measures improved compared to the same period of the prior year due to an increase in shareholders’ equity, a decrease in interest bearing liabilities and an increase in net cash provided by operating activities.

<Statements of cash flows>	Billions of yen
	(UNAUDITED) Six months ended September 30, 2005	(UNAUDITED) Six months ended September 30, 2004	Increase (Decrease)
Net cash provided by operating activities	¥858.9	¥572.8	¥286.2	50.0%
Net cash used in investing activities	(598.7)	(408.4)	(190.3)	—
Net cash used in financing activities	(340.5)	(522.1)	181.6	—
Free cash flows	260.2	164.4	95.8	58.3%
Free cash flows excluding changes in investments for cash management purposes *	360.2	164.4	195.8	119.1%

<Financial measures>	Six months ended September 30, 2005	Six months ended September 30, 2004	Increase (Decrease)
Equity ratio	64.5%	61.8%	2.7 points
Market equity ratio*	160.7%	158.9%	1.8 points
Debt ratio	19.1%	20.9%	(1.8 points)
Debt payout period (years)	0.5	0.8	(0.3)
Interest coverage ratio	203.0	105.6	97.4

Notes:

•	Free cash flows = Net cash provided by (used in) operating activities + Net cash provided by (used in) investing activities

•	Changes in investments for cash management purposes = Changes by purchases, redemptions and disposal of financial instruments for cash management purposes with original maturities of longer than 3 months.

•	Equity ratio = Shareholders’ equity / Total assets

•	Market equity ratio* = Market value of total share capital / Total assets

•	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)

•	Debt payout period (years) = Interest bearing liabilities / Cash flows from operating activities **

**	To annualize, the amounts of Cash flows from operating activities are doubled.

•	Interest coverage ratio = Cash flows from operating activities / Interest expense***

***	Interest expense is cash interest paid, which are disclosed in “Supplemental disclosures of cash flow information” for consolidated statement of cash flows on page 22.

*	See the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 39.

5.	Profit Distribution

•	The Company plans to pay ¥2,000 per share as an interim dividend for the six months ended September 30, 2005.

Notes:

The Company plans to begin paying an interim dividend from November 22, 2005.

<< Prospects for the Fiscal Year Ending March 31, 2006 >>

Competition in the Japanese cellular phone market is expected to become increasingly fierce in the future, as carriers enrich their handset portfolio, offer a wider range of value-added services and introduce reduced rate plans to respond to diversifying user needs as the cellular penetration rate rises in the run-up to the introduction of mobile number portability scheduled for the fiscal year ending March 31, 2007.

Under these market conditions and in light of better trends than expected in our communications traffic and the number of our net additions in the first six months of this fiscal year ending March 31, 2006, we have decided to amend our full-year forecasts as follows: Operating revenues forecast was revised downwards by ¥21 billion from the initial guidance to ¥4,784 billion due to a decline by ¥89 billion in equipment sales revenues reflecting a decrease in the number of handsets sold, despite an upward revision in cellular services revenues of ¥61 billion from the original forecast. We are lowering our operating expenses forecast due to a projected decline in revenue-linked expenses by ¥69 billion from the original forecast due to a decrease in handset sales, despite incurring approximately ¥14 billion in costs related to the dissolution of our capital tie-up with KPN Mobile and increasing the projected amount of depreciation and amortization by approximately ¥23 billion in view of its planned replacement of some of our equipment. As a result, the projected operating income in our new full-year guidance was revised to ¥830 billion, up ¥20 billion from the initial forecast.

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005 (Actual results)	Increase (Decrease)
Operating revenues	¥4,784.0	¥4,844.6	¥(60.6)	(1.3%)
Operating income	830.0	784.2	45.8	5.8%
Income before income taxes	942.0	1,288.2	(346.2)	(26.9%)
Net income	604.0	747.6	(143.6)	(19.2%)

Capital expenditures	871.0	861.5	9.5	1.1%
Free cash flows excluding changes in investments for cash management purposes *	630.0	1,003.6	(373.6)	(37.2%)
EBITDA *	1,609.0	1,625.7	(16.7)	(1.0%)
EBITDA margin *	33.6%	33.6%		—
ROCE *	17.1%	16.2%		0.9 points
ROCE after tax effect *	10.1%	9.6%		0.5 points

The financial forecasts for the year ending March 31, 2006, were based on the forecasts of the following operation data.

	March 31, 2006 (Forecasts)	March 31, 2005 (Actual results)	Increase (Decrease)
Number of cellular (FOMA) services subscribers (Thousands)	23,500	11,501	11,999	104.3%
Number of cellular (mova) services subscribers (Thousands) (i)	27,400	37,324	(9,924)	(26.6%)
Number of i-mode subscribers (Thousands) (ii)	46,300	44,021	2,279	5.2%
Number of PHS subscribers (Thousands)	740	1,314	(574)	(43.7%)
Aggregate ARPU (cellular (FOMA and mova) services)	¥6,850	¥7,200	(350)	(4.9%)
Voice ARPU	¥5,000	¥5,330	(330)	(6.2%)
Packet ARPU	¥1,850	¥1,870	(20)	(1.1%)

Notes:	(i) Number of DoPa Single Service subscribers has been included in the number of mova subscribers starting with the results for the first six months of the fiscal year ended March 31, 2005.

(ii) The number of i-mode subscribers includes the number of cellular (FOMA) and cellular (mova) i-mode subscribers.

(iii)      International services revenues, which had not been included in previous reports, have been included the ARPU data calculation starting with the forecasts for the fiscal year ending March 31, 2006, in view of their growing contribution to total revenues.

ARPU generated from International services for the fiscal year ending March 31, 2006: ¥40

See page 38 for the details of the ARPU calculation methods.

•	DoCoMo expects to pay a total annual dividend of ¥4,000 per share for the year ending March 31, 2006, consisting of an interim dividend of ¥2,000 per share and a year-end dividend of ¥2,000 per share.

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of Free cash flows excluding changes in investments for cash management purposes, EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on the page 39.

Special Note Regarding Forward-Looking Statements

This Earnings Release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

•	Competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses.

•	The new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth.

•	The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations.

•	The introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers.

•	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.

•	The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

•	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

•	Our PHS business, which is expected to operate at a loss until the service is terminated, may incur greater losses than we project.

•	As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

•	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

•	Inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image.

•	Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

•	Earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks and other problems could cause systems failures in our networks, handsets or other networks required for the provision of service, disrupting our ability to offer services to our subscribers.

•	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.

•	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

“i-mode,” “i-channel,” “Push Talk,” “Osaifu-Keitai,” “ToruCa,” “FOMA,” “mova,” “Quickcast,” “premini,” “Premier Club,” “WORLD CALL,” “WORLD WING,” “WORLD WALKER,” “Mzone,” “mopera U,” “pake-hodai,” and “DoPa” are trademarks or registered trademarks of NTT DoCoMo, Inc. Other products or company names shown in this Earnings Release are trademarks or registered trademarks.

Consolidated Semi-annual Financial Statements	October 28, 2005
For the Six Months Ended September 30, 2005	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/)
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the consolidated financial statements:	October 28, 2005
Name of Parent Company:	Nippon Telegraph and Telephone Corporation (Code No. 9432)
Percentage of ownership interest in NTT DoCoMo, Inc. held by parent company:	62.0%
Adoption of US GAAP:	Yes

1. Consolidated Financial Results for the Six Months Ended September 30, 2005 (April 1, 2005 - September 30, 2005)

(1)	Consolidated Results of Operations

Amounts are rounded off to the nearest 1 million yen.	(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income before Income Taxes
Six months ended September 30, 2005	2,373,455	(3.2%)	558,368	2.4%	633,090	16.1%
Six months ended September 30, 2004	2,451,953	(3.3%)	545,432	(7.6%)	545,165	(6.8%)
Year ended March 31, 2005	4,844,610		784,166		1,288,221

	Net Income		Basic Earnings per Share	Diluted Earnings per Share
Six months ended September 30, 2005	385,276	14.9%	8,387.80 (yen)	8,387.80 (yen)
Six months ended September 30, 2004	335,189	(6.0%)	6,944.27 (yen)	6,944.27 (yen)
Year ended March 31, 2005	747,564		15,771.01 (yen)	15,771.01 (yen)

Notes:

1.      Equity in net losses of affiliates for the six months ended September 30, 2005, 2004 and for the fiscal year ended March 31, 2005 was 1,097 million yen, 35 million yen and 12,886 million yen, respectively.

2.      The weighted average number of shares outstanding for the six months ended September 30, 2005, 2004 and for the fiscal year ended March 31, 2005 was 45,932,905 shares, 48,268,442 shares and 47,401,154 shares, respectively.

3.      Change in accounting policy: Yes (Reclassification of segment information)

4.      Percentages above represent changes compared to corresponding previous semi-annual period.

(2) Consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2005	6,120,270	3,948,184	64.5%	88,507.23 (yen)
September 30, 2004	5,906,922	3,650,759	61.8%	78,111.42 (yen)
March 31, 2005	6,136,521	3,907,932	63.7%	84,455.27 (yen)

Note:	The number of shares outstanding as of September 30, 2005, 2004 and March 31, 2005 was 44,608,603 shares, 46,737,837 shares and 46,272,208 shares, respectively.

(3) Consolidated Cash Flows	(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Six months ended September 30, 2005	858,939	(598,711)	(340,534)	693,503
Six months ended September 30, 2004	572,779	(408,368)	(522,110)	480,286
Year ended March 31, 2005	1,181,585	(578,329)	(672,039)	769,952

(4)	Number of consolidated companies and companies accounted for using the equity method

The number of consolidated subsidiaries:	98
The number of affiliated companies accounted for using the equity method:	14

(5)	Change of reporting entities

The number of consolidated companies added:	12	The number of consolidated companies removed:	2
The number of companies on equity method added:	5	The number of companies on equity method removed:	6

Note:	Five companies which were accounted for using the equity method in previous fiscal period are consolidated from this semi-annual period.

2. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

(Millions of yen)

	Operating Revenues	Income before Income Taxes	Net Income
Year ending March 31, 2006	4,784,000	942,000	604,000

(Reference) Expected Earnings per Share:	13,539.99 yen

Note:	With regard to the above forecasts, please refer to page 10.

*	Consolidated semi-annual financial statements are unaudited.

<< Condition of the Corporate Group >>

NTT DoCoMo, Inc. primarily engages in mobile telecommunications services as a member of the NTT group, with Nippon Telegraph and Telephone Corporation (“NTT”) as the holding company.

The Company, its 98 subsidiaries and 14 affiliates constitute the NTT DoCoMo group (“DoCoMo group”), the largest mobile telecommunications services provider in Japan.

The business segments of the DoCoMo group and the corporate position of each group company are as follows.

[Business Segment Information]

Business	Main service lines
Mobile phone business	Cellular (FOMA) services, cellular (mova) services, packet communications services, satellite mobile communications services, international dialing services, and sales of handsets and equipment for each service

PHS business	PHS services and sales of PHS handsets and equipment

Miscellaneous businesses	Radio paging (Quickcast) service, sales of Quickcast handsets and equipment, wireless LAN services and other miscellaneous businesses

(Note)	For periods beginning after March 31, 2005, “Quickcast” business is included in “miscellaneous” businesses, and international businesses, which were previously included in “miscellaneous” businesses, has been reclassified into “mobile phone” business.

[Position of Each Group Company]

(1)	The Company engages in Mobile phone, PHS and other businesses in the Kanto-Koshinetsu region of Japan. The Company also provides nationwide services such as satellite mobile communications. The Company is solely responsible for DoCoMo group’s overall research and development activities in the area of mobile telecommunications business as well as the development of services and information processing systems. The Company provides the results of such research and development to its eight regional subsidiaries, each of which operates in one of eight regions in Japan (“DoCoMo Regional Subsidiaries”).

(2)	Each of the DoCoMo Regional Subsidiaries engages in Mobile phone (excluding satellite mobile communications services), PHS and other businesses in their respective regions.

(3)	Twenty-nine other subsidiaries of the Company, each of which is entrusted with certain services by the Company and/or DoCoMo Regional Subsidiaries, operate independently to maximize their expertise and efficiency. They are entrusted with part of the services provided by, or give assistance to, the Company and DoCoMo Regional Subsidiaries.

(4)	There are 61 other subsidiaries and 14 affiliates, including, among others, some overseas units established for the purpose of global expansion of the third-generation mobile communications system based on W-CDMA, and joint ventures set up to launch new business operations.

The following chart summarizes the above.

Customers
Provide wireless telecommunications services
(Parent)
NTT
Basic R&D/ Group management
Provide wireless telecommunications services
Company
(NTT DoCoMo, Inc.)
Mobile Phone Business
PHS Business
Miscellaneous Businesses
Rental of communications equipment / R&D
(DoCoMo Regional Subsidiaries: 8)
NTT DoCoMo Hokkaido, Inc.
NTT DoCoMo Tohoku, Inc.
NTT DoCoMo Tokai, Inc.
NTT DoCoMo Hokuriku, Inc.
NTT DoCoMo Kansai, Inc.
NTT DoCoMo Chugoku, Inc.
NTT DoCoMo Shikoku, Inc.
NTT DoCoMo Kyushu, Inc.
Mobile Phone Business
PHS Business
Miscellaneous Businesses
Business entrustment
Business entrustment
(Subsidiaries: 8)
DoCoMo Services Inc.
DoCoMo Engineering Inc.
DoCoMo Mobile Inc.
DoCoMo Support Inc.
DoCoMo Systems, Inc.
DoCoMo Sentsu, Inc.
DoCoMo Business Net, Inc.
DoCoMo Technology, Inc.
(Indirect Subsidiaries: 21)
DoCoMo Services Hokkaido Inc.
DoCoMo Services Tohoku Inc.
DoCoMo Services Tokai Inc.
DoCoMo Services Hokuriku Inc.
DoCoMo Services Kansai Inc.
DoCoMo Services Chugoku, Inc.
DoCoMo Services Shikoku Inc.
DoCoMo Services Kyushu Inc.
DoCoMo Mobile Hokkaido Inc.
DoCoMo Mobilemedia Kansai, Inc.
DoCoMo i Kyushu Inc.
DoCoMo Engineering Hokkaido Inc.
DoCoMo Engineering Tohoku Inc.
DoCoMo Engineering Tokai Inc.
DoCoMo Engineering Hokuriku Inc.
DoCoMo Engineering Kansai, Inc.
DoCoMo Engineering Chugoku, Inc.
DoCoMo Engineering Shikoku Inc.
DoCoMo Engineering Kyushu Inc.
DoCoMo Mobile Tokai, Inc.
DoCoMo Mobile Chugoku, Inc.
Global deployment, New businesses
(Other Subsidiaries: 61)
(Affiliates: 14)
Overseas
DCM Investment, Inc.
DoCoMo Capital, Inc.
DoCoMo Communications Laboratories Europe GmbH
DoCoMo Communications Laboratories USA, Inc.
DoCoMo Europe (France) S.A.S.
DoCoMo Europe Limited
DoCoMo i-mode Europe B.V.
inter-touch (BVI) Limited
NTT DoCoMo USA, Inc.
DoCoMo Communications Laboratories Beijing Co., Ltd.
and 38 other companies
ADVANCED MPAY COMPANY LIMITED
Digital Media Group Company Limited
Gobi Fund, Inc.
Hutchison 3G HK Holdings Limited
Hutchison Telephone Company Limited
Mobile Innovation Company Limited
Telargo Inc.
3G Licensing Limited
Domestic
allucher, inc.
e Engineering, Inc.
e Engineering Tokai, Inc
e Engineering Kansai, Inc.
e Engineering Kyushu Inc.
Double Square Inc.
D2 Communications Inc.
DoCoMo Tametan, Inc.
DoCoMo.com, Inc
Business Expert Inc.
Business Expert Tokai, Inc
Business Expert Kansai, Inc .
Business Expert Kyushu, Inc
NTT Broadband Platform, Inc.
Nippon Telecommunications Network, Co. Ltd.
FeliCa Networks, Inc.
Sumitomo Mitsui Card Company, Limited.
Mobile Internet Capital, Inc.
and another company
As of September 30, 2005

<< Management Policies >>

1.	Basic Management Policies

Under the corporate philosophy of “creating a new world of communications culture,” DoCoMo aims to contribute to the realization of a rich and vigorous society by reinforcing its core business with a focus on popularizing FOMA services, and promoting mobile multimedia services by offering services that are useful for customers’ daily lives and businesses. It also seeks to maximize its corporate value in order to be greatly trusted and highly valued by its shareholders and customers.

2.	Medium- and Long-Term Management Strategies

The competition amongst carriers in the Japanese cellular phone market is expected to intensify even further in the future due to increases in the market penetration rate, diversification of customer needs and the scheduled introduction of mobile number portability in Japan during the fiscal year ending March 31, 2007.

Against this backdrop, DoCoMo will seek to reinforce its core businesses by taking comprehensive measures to improve its offerings in the areas of handsets, services, rate plans, network coverage and quality as well as after-sales support, in an effort to react swiftly and adequately to the diverse needs of customers from a “customer-centric” perspective. At the same time, we will review under-performing businesses, and continue our endeavors to boost our operational efficiency through the reduction of handset procurement and network costs and a more efficient allocation of distributor commissions, in order to strengthen our competitive position.

To create new channels for revenue generation, we will actively work to expand our business domains based on the three principal growth strategies of “multimedia,” “ubiquity” and “globalization.”

(1) Multimedia

To further increase the use of i-mode and FOMA services, which enable the transmission of large amounts of data at high speeds, we plan to add more handsets tailored to user’s needs in our product lineup, and will strive to develop and provide a wide array of sophisticated non-voice services, including visual communications and video/text delivery services. We also embarked on the development of High-Speed Downlink Packet Access (HSDPA) system—a technology that further enhances the packet transmission speeds supported by the FOMA network.

(2) Ubiquity

In addition to our conventional effort to expand usages by promoting services, such as remote control over intelligent home appliances and information distribution for automobiles (Telematics), we intend to promote the “linkage with brick-and-mortar services,” together with other related companies, combining our mobile services with various types of commercial transactions through an active use of external interface capabilities embedded in cellular handsets including contactless IC chips, bar codes and infrared data transmission.

(3) Globalization

As the arena of competition in mobile communications business expands to a global scale, DoCoMo intends to enhance user’s convenience and increase its revenue opportunities by further enlarging the “i-mode” alliance and offering W-CDMA-based global handsets. Also, in view of global competition, we will widely look into opportunities for revenue growth, including the possibility of making investments in or forming alliances with not only telecommunications carriers, but also enterprises owning promising technologies as well as companies engaged in mobile communications-related peripheral businesses, while taking into consideration the overall synergies projected from such alliances.

Furthermore, in pursuit of transforming our cellular handsets into a multifunctional tool for everyday life and business, we intend to evolve our cellular services by equipping the handsets with electronic money, credit card payment, transportation tickets and other features, and thereby aim to create new revenue sources that are independent from the traditional framework of volume-based communication charges.

To keep abreast with and react dynamically to the intensified competition and changes in the market, we plan to advance our cellular services on a continual basis, aggressively expand our business domains and seek to enhance our enterprise value as a consequence.

3.	Basic Policies for Profit Distribution

Believing that providing adequate returns to shareholders is one of the most important issues in corporate management, the Company plans to pay dividends by taking into account its consolidated results and operating environment, based on the principle of stable dividend payments. The Company will also continue to take a flexible approach regarding share repurchases in order to plow back profits to shareholders. During the first six months of the fiscal year ending March 31, 2006, based on an authorization by a resolution adopted at the Ordinary General Meetings of Shareholders, the Company repurchased 1,663,603 shares of its own common stock at an aggregate price of ¥276.1 billion. The Company intends to keep the shares repurchased as treasury shares and in principle limit the amount of such treasury shares to approximately 5% of its total issued shares, and will consider retiring any treasury shares held in excess of this limit around the end of the fiscal year or at other appropriate times.

In addition, the Company will allocate internal reserves to active research and development efforts, capital expenditures and other investments in response to the rapidly changing market environment. The Company will endeavor to boost its corporate value by introducing new technologies, offering new services and expanding its global businesses through alliances with new partners.

4.	Basic Policies Regarding Corporate Governance, Measures and Implementation

Recognizing the importance of having an effective corporate governance structure to consistently boost its enterprise value, DoCoMo has been working to reinforce its governance system based on the “Principles of Corporate Governance for Listed Companies” compiled by the Tokyo Stock Exchange, Inc., as one of its important managerial challenges.

As an entity engaged in a business offering public telecommunications services to a wide range of customers, in order to ensure business management based on the customers’ perspective, we believe that it is essential to involve the members of the board of directors in the decision-making process pertaining to important matters, and execute business through collaboration among the officers in charge. To ensure sound and proper business execution under such a system, we also adopted an auditor system believing that it is desirable to have a mechanism that enables mutual supervision amongst board members assigned the responsibility for business execution, and management audit by corporate auditors (including external auditors).

Following the Ordinary General Meeting of Shareholders in June 2005, we reduced the number of board members from 24 to 13, and introduced a corporate officer system with the aim of clarifying the board’s supervision function and further reinforcing the Company’s business execution capability. In putting a corporate officer system in place, we appointed new 21 corporate officers, and some of the business execution rights that were previously enjoyed by the board of directors were transferred to representative directors and corporate officers.

We believe this will allow flexible business execution by the responsible corporate officers, and lead to a further improvement in the board’s flexibility, allowing it to make decisions more speedily and properly through active discussions. In an arrangement to ensure that the mutual supervision function of board members continues to work effectively in our business execution, eight of the board members were assigned the responsibility to serve concurrently as corporate officers. One member of the board of directors is an external director (an employee of our parent company, NTT).

The board of corporate auditors consists of five members, of which external auditors (three members) account for the majority. One of the three external auditor posts is assigned to a university professor who does not have any employment history with DoCoMo or other NTT Group companies. We seek to further reinforce our audit structure by increasing the number of accounting experts working under the corporate auditors and cooperating with auditors of its subsidiaries. Audits are performed efficiently through collaboration between our internal audit personnel and our registered public accountants. As part of our internal audit functions, we established an Internal Audit Office, which investigates and evaluates from a position independent from business execution whether each division, branch or others, has executed business in compliance with the management policies/plans defined by the Company and/or relevant laws, rules and regulations, as well as the effectiveness and efficiency of their execution, in order to achieve improvements where necessary. With the goal to further reinforce the internal audit capabilities at our overseas offices and ensure compliance with the U.S. Sarbanes-Oxley Act, we have decided to reorganize our Internal Audit Office into an Internal Audit Department, effective November 1, 2005.

Masanori Sato, Hideki Amano and Takuji Kanai of KPMG AZSA & Co., who are certified public accountants in Japan, engage in the audit of the Company’s financial statements. Takuji Kanai has engaged in the audit of the Company for ten years and the fiscal year ending March 31, 2006 is expected to be the last term of his engagement in the audit of the Company. In addition to the above, eight other certified public accountants in Japan, five junior certified public accountants and eight others assist in the audit of our financial statements.

We set up an “Advisory Board” in February 1999, to obtain opinions and proposals of experts from diverse fields concerning managerial challenges facing the Company. The “Advisory Board,” which entered its fourth term in April 2005, basically meets every month. We also established a “US Advisory Board” in December 2000, to receive advice from a more global perspective. The “US Advisory Board” commenced its third term in December 2004, and holds meetings twice a year. The views and proposals from the advisors have been reflected in the management of the Company.

The Company’s business execution and management supervision mechanisms are summarized in the figure below:

To ensure lawful and appropriate business operations, we introduced an internal control system to ensure compliance with relevant laws, regulations and codes of conduct, and clarified the rules pertaining to the compliance structure, report and consultation system, handling of emergencies and training of employees to improve its effectiveness. Furthermore, the Company defined and published “NTT DoCoMo Group Code of Ethics” to present unified guidelines concerning the ethical standard to be observed by all employees, in an endeavor to boost the awareness of the management and employees of their ethical obligations.

In conjunction with the full-fledged implementation of Personal Information Protection Law in April 2005, we established an Information Security Department, a unit overseeing the Company’s overall information security issues, which leads and manages our activities pertaining to the protection of customers’ personal information, countermeasures against possible information leakage, development of our internal information control policies, and establishment and/or revisions of internal rules and codes. We have employed various measures to ensure the security of information, for example, by thoroughly administering terminals containing personal information, providing education to employees who handle personal information, supervising contracted companies, and strengthening the checking on the level of technical security employed. We have also established controls and procedures concerning disclosure of corporate information in accordance with domestic and overseas laws and regulations, and will disclose information in a timely, appropriate and proactive way to shareholders and investors to improve transparency.

5.	Relationship with the Parent Company

(1)	The Company operates independently within the NTT Group, mainly in the field of mobile telecommunications. NTT, which currently owns 62.0% of the voting rights of the Company, can influence the managerial decisions of the Company by exercising its directorship rights as majority shareholder.

(2)	The Company and NTT concluded a contract for basic research and development conducted by NTT. Under the agreement, NTT offers services and benefits to the Company concerning basic research and development, and the Company pays compensation to NTT for such services and benefits.

(3)	The Company and NTT also entered into a contract regarding group management and operations run by NTT. Under the agreement, NTT provides services and benefits regarding group management and operations to DoCoMo group, and the Company pays compensation to NTT for such services and benefits.

(As of September 30, 2005)

Parent company	Ownership of voting rights	Securities exchange, where shares are listed

Nippon Telegraph and Telephone Corporation	62.0%

Tokyo Stock Exchange, Inc. (First Section)

Osaka Stock Exchange, Co. Ltd. (First Section)

Nagoya Stock Exchange, Inc. (First Section)

Fukuoka Stock Exchange

Sapporo Stock Exchange

New York Stock Exchange

London Stock Exchange

6.	Target Management Indicators

Now that the Japanese mobile telecommunications market has entered a period of stable growth, DoCoMo regards EBITDA margin* as an important management indicator, given the company’s emphasis on profit, to further enhance its management effectiveness. DoCoMo also considers ROCE* an important management indicator to promote efficiency in its invested capital (shareholders’ equity + interest bearing liabilities). DoCoMo will attempt to maximize its corporate value by doing its utmost to achieve an EBITDA margin* of at least 35% and an ROCE* of at least 20%.

Notes:

•	EBITDA margin* = EBITDA* / Operating revenues

•	EBITDA* = Operating income + Depreciation and amortization + Losses on sale or disposal of property, plant and equipment + Impairment loss

•	ROCE* = Operating income / (Shareholders’ equity + Interest bearing liabilities)

Shareholders’ equity and interest bearing liabilities are the average of the amounts as of March 31, 2005 and September 30, 2005

*	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definition of EBITDA, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on page 39. See page 39 for the definition of ROCE.

7.	Others

[Corporate Social Responsibility: CSR]

To help create a society comfortable for all through our business operations, we established a CSR Committee to more strongly promote DoCoMo group’s overall CSR-related activities. In August 2005, we published our “CSR Report 2005”, which introduces the actions undertaken by DoCoMo in the three areas of social, environmental and economic contributions. Now that mobile communications have become a lifeline service indispensable for the society, we have consistently implemented various measures to ensure stable and highly reliable services; these measures include the adoption of earthquake-resistant structures in our buildings accommodating telecommunications facilities, the use of double routes and loops in the transport network, and securing redundancy or decentralization of our communications facilities. In the event of natural disasters, we operate the “i-mode Disaster Message Board Service” to enable emergency contacts and safety confirmation. From the start of its operation, the service has posted some 510,000 messages on a cumulative basis as of September 30, 2005.

As part of our measures to tackle social problems resulting from the use of cellular phones, we have continuously worked to prevent unsolicited bulk emails in order to provide a safe and comfortable environment for accessing the Internet from cellular handsets.

In our environmental initiatives, we have been taking actions to alleviate the burdens on the earth, including “green equipment procurement”—a practice to purchase equipment taking into account the impact on the environment, collecting and recycling used mobile phone handsets and accessories to build a recycling society, and saving on paper resources by offering an “e-billing service” which provides customers’ bill through our website or by e-mail message. In addition, we expanded our “DoCoMo Woods” forestation campaign to 25 locations in Japan, and started reforestation activities in Northern Sumatra, Indonesia in April 2005 jointly with the local community.

As part of our social contribution programs, from May 2005 we started “DoCoMo Keitai Safety School”, which will be carried out at a total of 200 elementary, junior high and high schools in the Kanto-Koshinetsu region by the end of this fiscal year. The intent of this program is to instruct children on even safer mobile phone practices, providing tips regarding the rules and proper manners for using cellular phones, and measures to avoid unsolicited emails and other potential troubles to promote safe phone usage. We also sponsored the “Cross-Cultural Tales by Children” international workshop—a commemorative event for the 2005 EU-Japan Year of People-to-People Exchanges. In addition, we provided support for other welfare activities and encouraged employees to actively take part in community works as volunteers to help build a more affluent society. We established a non-profit “Mobile Communications Fund” to contribute to the development of the Japanese mobile communications industry and fostering young researchers, and granted assistance to citizens groups engaged in activities aimed at the protection of children. Furthermore, the Company inaugurated Mobile Society Research Institute with an aim to contribute to the society and customers by carrying out in-depth analyses on both the bright and dark sides of cellular phone services. The institute convened forum on the theme of “Children and Mobile Media” in July 2005, to plow back its research results to the society. In addition, we participated in the reconstruction of elementary schools and radio stations in the areas devastated by 2004 Sumatra earthquake, and extended fiscal support through donations to those affected by Hurricane Katrina, to help the restoration of the disaster-stricken areas.

<< Consolidated Financial Statements >>

1.	Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) September 30, 2005		(UNAUDITED) September 30, 2004		March 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	¥693,503		¥480,286		¥769,952
Short-term investments	300,010		—		250,017
Accounts receivable, net	586,819		586,072		612,397
Inventories	156,352		127,063		156,426
Deferred tax assets	91,288		86,932		145,395
Tax refunds receivable	—		—		92,869
Prepaid expenses and other current assets	111,942		126,502		114,638

Total current assets	1,939,914	31.7%	1,406,855	23.8%	2,141,694	34.9%

Property, plant and equipment:
Wireless telecommunications equipment	4,556,618		4,301,597		4,392,477
Buildings and structures	705,347		676,674		696,002
Tools, furniture and fixtures	598,395		588,016		589,302
Land	196,827		194,493		196,062
Construction in progress	180,162		173,280		103,648
Accumulated depreciation	(3,495,061)		(3,171,134)		(3,295,062)

Total property, plant and equipment, net	2,742,288	44.8%	2,762,926	46.8%	2,682,429	43.7%

Non-current investments and other assets:
Investments in affiliates	146,541		318,663		48,040
Marketable securities and other investments	224,035		54,715		243,062
Intangible assets, net	534,289		524,141		535,795
Goodwill	140,348		133,354		140,097
Other assets	215,530		162,888		164,323
Deferred tax assets	177,325		543,380		181,081

Total non-current investments and other assets	1,438,068	23.5%	1,737,141	29.4%	1,312,398	21.4%

Total assets	¥6,120,270	100.0%	¥5,906,922	100.0%	¥6,136,521	100.0%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥276,785		¥22,145		¥150,304
Accounts payable, trade	559,318		583,084		706,088
Accrued payroll	38,221		38,909		41,851
Accrued interest	1,617		1,735		1,510
Accrued taxes on income	151,783		195,825		57,443
Other current liabilities	153,359		162,814		136,901

Total current liabilities	1,181,083	19.3%	1,004,512	17.0%	1,094,097	17.8%

Long-term liabilities:
Long-term debt	655,008		941,447		798,219
Employee benefits	142,809		139,222		138,674
Other long-term liabilities	192,237		170,893		197,478

Total long-term liabilities	990,054	16.2%	1,251,562	21.2%	1,134,371	18.5%

Total liabilities	2,171,137	35.5%	2,256,074	38.2%	2,228,468	36.3%

Minority interests in consolidated subsidiaries	949	0.0%	89	0.0%	121	0.0%

Shareholders’ equity:
Common stock	949,680		949,680		949,680
Additional paid-in capital	1,311,013		1,311,013		1,311,013
Retained earnings	2,439,410		2,046,141		2,100,407
Accumulated other comprehensive income	34,936		81,514		57,609
Treasury stock, at cost	(786,855)		(737,589)		(510,777)

Total shareholders’ equity	3,948,184	64.5%	3,650,759	61.8%	3,907,932	63.7%

Total liabilities and shareholders’ equity	¥6,120,270	100.0%	¥5,906,922	100.0%	¥6,136,521	100.0%

2.	Consolidated Statements of Income and Comprehensive Income

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2005		(UNAUDITED) Six months ended September 30, 2004		Year ended March 31, 2005
Operating revenues:
Wireless services	¥2,150,988		¥2,163,820		¥4,296,537
Equipment sales	222,467		288,133		548,073
Total operating revenues	2,373,455	100.0%	2,451,953	100.0%	4,844,610	100.0%

Operating expenses:
Cost of services (exclusive of items shown separately below)	345,259		335,124		740,423
Cost of equipment sold (exclusive of items shown separately below)	511,518		555,611		1,122,443
Depreciation and amortization	339,098		340,306		735,423
Impairment loss	432		—		60,399
Selling, general and administrative	618,780		675,480		1,401,756
Total operating expenses	1,815,087	76.5%	1,906,521	77.8%	4,060,444	83.8%

Operating income	558,368	23.5%	545,432	22.2%	784,166	16.2%

Other income (expense):
Interest expense	(4,338)		(4,231)		(9,858)
Interest income	3,399		413		1,957
Gain on sale of affiliate shares	61,962		—		501,781
Other, net	13,699		3,551		10,175
Total other income (expense)	74,722	3.2%	(267)	(0.0%)	504,055	10.4%

Income before income taxes	633,090	26.7%	545,165	22.2%	1,288,221	26.6%

Income taxes:
Current	169,341		195,718		192,124
Deferred	77,379		14,195		335,587
Total income taxes	246,720	10.4%	209,913	8.5%	527,711	10.9%
Equity in net losses of affiliates	(1,097)	(0.1%)	(35)	(0.0%)	(12,886)	(0.3%)
Minority interests in consolidated subsidiaries	3	0.0%	(28)	(0.0%)	(60)	(0.0%)

Net Income	¥385,276	16.2%	¥335,189	13.7%	¥747,564	15.4%

Other comprehensive income (loss):
Unrealized holding (losses) gains on available-for-sale securities	(2,389)		(213)		9,220
Net revaluation of financial instruments	153		30		(367)
Foreign currency translation adjustment	(20,589)		516		(32,670)
Minimum pension liability adjustment	152		(174)		71

Comprehensive income:	¥362,603	15.3%	¥335,348	13.7%	¥723,818	14.9%

PER SHARE DATA
Weighted average common shares outstanding – basic and diluted (shares)	45,932,905		48,268,442		47,401,154

Basic and diluted earnings per share (Yen)	¥8,387.80		¥6,944.27		¥15,771.01

3.	Consolidated Statements of Shareholders’ Equity

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2005	(UNAUDITED) Six months ended September 30, 2004	Year ended March 31, 2005
Common stock:
At beginning of period	¥949,680	¥949,680	¥949,680

At end of period	949,680	949,680	949,680

Additional paid-in capital:
At beginning of period	1,311,013	1,311,013	1,311,013

At end of period	1,311,013	1,311,013	1,311,013

Retained earnings:
At beginning of period	2,100,407	1,759,548	1,759,548
Cash dividends	(46,273)	(48,596)	(95,334)
Retirement of treasury stock	—	—	(311,371)
Net income	385,276	335,189	747,564

At end of period	2,439,410	2,046,141	2,100,407

Accumulated other comprehensive income:
At beginning of period	57,609	81,355	81,355
Unrealized holding (losses) gains on available-for-sale securities	(2,389)	(213)	9,220
Net revaluation of financial instruments	153	30	(367)
Foreign currency translation adjustment	(20,589)	516	(32,670)
Minimum pension liability adjustment	152	(174)	71

At end of period	34,936	81,514	57,609

Treasury stock, at cost:
At beginning of period	(510,777)	(396,901)	(396,901)
Purchase of treasury stock	(276,078)	(340,688)	(425,247)
Retirement of treasury stock	—	—	311,371

At end of period	(786,855)	(737,589)	(510,777)

Total shareholders’ equity	¥3,948,184	¥3,650,759	¥3,907,932

4.	Consolidated Statements of Cash Flows

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2005	(UNAUDITED) Six months ended September 30, 2004	Year ended March 31, 2005
I Cash flows from operating activities:
1. Net income	¥385,276	¥335,189	¥747,564
2. Adjustments to reconcile net income to net cash provided by operating activities—
(1) Depreciation and amortization	339,098	340,306	735,423
(2) Impairment loss	432	—	60,399
(3) Deferred taxes	77,722	13,357	334,095
(4) Loss on sale or disposal of property, plant and equipment	7,600	11,486	45,673
(5) Gain on sale of affiliate shares	(61,962)	—	(501,781)
(6) Equity in net losses of affiliates	754	873	14,378
(7) Minority interests in consolidated subsidiaries	(3)	28	60
(8) Changes in current assets and liabilities:
Decrease in accounts receivable, trade, net	25,578	30,059	4,090
Decrease (increase) in inventories	74	206	(29,157)
Decrease (increase) in tax refunds receivable	92,869	—	(92,869)
(Decrease) increase in accounts payable, trade	(135,733)	(40,887)	89,464
Increase (decrease) in accrued taxes on income	94,340	(122,186)	(260,585)
Increase in other current liabilities	16,530	21,972	12,531
Increase in liability for employee benefits	4,135	5,268	4,720
Other, net	12,229	(22,892)	17,580

Net cash provided by operating activities	858,939	572,779	1,181,585

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(329,192)	(365,136)	(668,413)
2. Purchases of intangible and other assets	(91,224)	(108,545)	(242,668)
3. Purchases of non-current investments	(103,344)	(1,179)	(176,017)
4. Proceeds from sale of non-current investments	24,064	26,355	725,905
5. Purchases of short-term investments	(250,000)	—	(361,297)
6. Redemption of short-term investments	200,000	—	111,521
7. Loan advances	—	(113)	(580)
8. Collection of loan advances	228	39,848	40,015
9. Long-term bailment for consumption to a related party	(50,000)	—	—
10. Other, net	757	402	(6,795)

Net cash used in investing activities	(598,711)	(408,368)	(578,329)

III Cash flows from financing activities:
1. Repayment of long-term debt	(15,842)	(130,349)	(146,709)
2. Principal payments under capital lease obligations	(2,340)	(2,476)	(4,748)
3. Payments to acquire treasury stock	(276,078)	(340,688)	(425,247)
4. Dividends paid	(46,273)	(48,596)	(95,334)
5. Proceeds from short-term borrowings	19,500	46,000	87,500
6. Repayment of short-term borrowings	(19,500)	(46,000)	(87,500)
7. Other, net	(1)	(1)	(1)

Net cash used in financing activities	(340,534)	(522,110)	(672,039)

IV Effect of exchange rate changes on cash and cash equivalents	3,857	(45)	705

V Net decrease in cash and cash equivalents	(76,449)	(357,744)	(68,078)

VI Cash and cash equivalents at beginning of period	769,952	838,030	838,030

VII Cash and cash equivalents at end of period	¥693,503	¥480,286	¥769,952

Supplemental disclosures of cash flow information:
Cash received during the period for:
Tax refunds	¥93,103	¥7	¥7
Cash paid during the period for:
Interest	4,231	5,422	10,323
Income taxes	81,069	319,086	541,684
Non-cash investing and financing activities:
Acquisition of shares from sale of an investment	—	16,711	16,711
Assets acquired through capital lease obligations	2,223	2,152	4,411
Retirement of treasury stock	—	—	311,371

Notes to Unaudited Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited consolidated financial information of NTT DoCoMo, Inc. and its subsidiaries (collectively “DoCoMo”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

1.	Summary of significant accounting and reporting policies:

(1) Significant accounting policies

Use of estimates —

The preparation of DoCoMo’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Inventories —

Inventories are stated at the lower of cost or market. The cost of equipment sold is determined by the first-in, first-out method.

Property, plant and equipment —

Property, plant and equipment is stated at cost and includes capitalized interest expense incurred during construction periods. It is depreciated over the estimated useful lives of respective assets using the declining-balance method with the exception of buildings that are depreciated using the straight-line method.

Investments in affiliates —

The equity method of accounting is applied for investments in affiliates where DoCoMo owns an aggregate interest of 20% to 50% and/or is able to exercise significant influence over the affiliate.

DoCoMo evaluates the recoverability of the carrying value of its investments in affiliates, which includes investor level goodwill, when there are indicators that a decline in value below its carrying amount may be other than temporary. In the event of a determination that a decline in value is other than temporary, the amount of the loss is recognized in earnings, and a new cost basis in the investment is established.

Marketable securities —

DoCoMo accounts for its marketable securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

Goodwill and other intangible assets —

DoCoMo accounts for goodwill and other intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed,” and American Institute of Certificated Public Accountants (AICPA) Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.”

Impairment of long-lived assets —

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” DoCoMo’s long-lived assets other than goodwill, including property, plant and equipment, software and other intangibles, are reviewed for impairment, and if the asset is determined to be impaired, the amount of the loss is recognized.

Hedging activities —

DoCoMo accounts for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138 and No. 149.

Employee benefit plans —

Pension benefits earned during the year, as well as interest on projected benefit obligations, are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Revenue recognition —

Base monthly charges and airtime charges are recognized as revenues as service is provided to the subscribers. DoCoMo’s monthly rate plans for cellular (FOMA and mova) services generally include a certain amount of allowances (free minutes and/or packets), and the used amount of the allowances is subtracted from total usage in calculating the airtime revenue from a subscriber for the month. Prior to November 2003, the total amount of the base monthly charges was recognized as revenues in the month they were charged as the subscribers could not carry over the unused allowances to the following months. In November 2003, DoCoMo introduced a billing arrangement, called “Nikagetsu Kurikoshi” (two-month carry over), in which the unused allowances are automatically carried over up to the following two months. DoCoMo also introduced a new arrangement which enables the unused allowances offered in and after December 2004 that have been carried over for two months to be automatically used to cover the airtime and/or packet fees exceeding the allowances of the other lines in the “Family Discount” group, a discounted billing arrangement for families with two to ten DoCoMo subscriptions. With the introduction of these new billing arrangements, DoCoMo has deferred revenues based on the portion of unused allowances that are estimated to be utilized prior to expiration. As DoCoMo does not have sufficient empirical evidence to reasonably estimate such amounts, DoCoMo currently defers all revenues corresponding to unused allowances. The deferred revenues are recognized as revenues as the subscribers make calls or data communications, similar to the way airtime revenues are recognized.

Certain commissions paid to purchasers (primarily agent resellers) are recognized as a reduction of revenue upon delivery of the equipment to the purchasers (primarily agent resellers) in accordance with Emerging Issues Task Force No. 01-09 (“EITF 01-09”), “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Upfront activation fees are deferred and recognized as revenues over the estimated average period of the customer relationship for each service. The related direct costs are also deferred to the extent of the related upfront fee amount and are amortized over the same periods.

Income taxes —

Income taxes are accounted for under the asset and liability method.

(2) Reclassifications

Certain reclassifications have been made to the prior periods’ consolidated financial statements to conform to the presentation used for the six months ended September 30, 2005.

Other notes to unaudited consolidated financial statements:

1.	Business segments:

	Millions of yen
Six months ended September 30, 2005	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,332,680	¥23,745	¥17,030	¥2,373,455
Operating expenses	1,773,533	24,776	16,778	1,815,087

Operating income (loss)	¥559,147	¥(1,031)	¥252	¥558,368

	Millions of yen
Six months ended September 30, 2004	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥2,409,209	¥33,198	¥9,546	¥2,451,953
Operating expenses	1,851,056	44,681	10,784	1,906,521

Operating income (loss)	¥558,153	¥(11,483)	¥(1,238)	¥545,432

	Millions of yen
Year ended March 31, 2005	Mobile phone business	PHS business	Miscellaneous businesses	Consolidated
Operating revenues	¥4,755,815	¥63,095	¥25,700	¥4,844,610
Operating expenses	3,880,433	148,976	31,035	4,060,444

Operating income (loss)	¥875,382	¥(85,881)	¥(5,335)	¥784,166

Effective from the six months ended September 30, 2005, DoCoMo partly changed its segment configuration as described below. “Quickcast business,” which were presented separately in the past, have been reclassified to “Miscellaneous businesses,” and international dialing and roaming services, which were previously classified as “Miscellaneous businesses,” have been reclassified to “Mobile phone business.” As a result of these reclassification, the segment results for the six months ended September 30, 2004 and for the year ended March 31, 2005 have been restated to conform to the presentation for the six months ended September 30, 2005.

DoCoMo does not disclose geographical segments, since operating revenues generated outside Japan are immaterial.

DoCoMo evaluates the recoverability of long-lived assets in accordance with SFAS No. 144. Because DoCoMo estimated that future net cash flows from PHS business would be negative, DoCoMo wrote-down the entire carrying value of long-lived assets related to the PHS business during the year ended March 31, 2005. As a result, DoCoMo recognized a non-cash impairment loss of long-lived assets of ¥60,399 million, which were recorded in operating expenses of PHS business segment for the year ended March 31, 2005. DoCoMo also wrote-down the entire carrying value of long-lived assets related to the PHS business which DoCoMo acquired during the six months ended September 30, 2005. Therefore, DoCoMo recognized an impairment loss of long-lived assets of ¥432 million and recorded in operating expenses of PHS business segment for the six months ended September 30, 2005.

2.	Marketable securities and other investments:

Marketable securities and other investments as of September 30, 2005 and 2004, and March 31, 2005 comprised the following:

	Millions of yen
	September 30, 2005	September 30, 2004	March 31, 2005
Marketable securities:
Available-for-sale	¥203,743	¥40,410	¥223,107
Held-to-maturity	—	—	7
Other investments	20,292	14,305	19,955

Total	¥224,035	¥54,715	¥243,069

Debt securities, which were classified as current assets because the maturities at the end of fiscal periods were one year or less, were included in the above table in addition to marketable securities recorded as a non-current item, “Marketable securities and other investments,” on the consolidated balance sheets.

DoCoMo has no debt securities classified as held to maturities at September 30, 2005.

Maturities of debt securities classified as available for sale at September 30, 2005 are as follows:

	Millions of yen
	September 30, 2005
	Carrying amounts	Fair value
Due within 1 year	¥—	¥—
Due after 1 year through 5 years	150,295	150,295
Due after 5 years through 10 years	—	—
Due after 10 years	—	—

Total	¥150,295	¥150,295

Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations.

The aggregate fair value, gross unrealized holding gains and losses and cost by type of marketable security at September 30, 2005 and 2004, and March 31, 2005 are as follows:

	Millions of yen
	September 30, 2005
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥21,764	¥32,287	¥603	¥53,448
Debt securities	150,398	—	103	150,295
Held-to-maturity:
Debt securities	—	—	—	—

	Millions of yen
	September 30, 2004
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥21,473	¥19,265	¥328	¥40,410
Debt securities	—	—	—	—
Held-to-maturity:
Debt securities	—	—	—	—

	Millions of yen
	March 31, 2005
	Cost / Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Available-for-sale:
Equity securities	¥37,782	¥35,087	¥327	¥72,542
Debt securities	150,509	56	—	150,565
Held-to-maturity:
Debt securities	7	0	—	7

The proceeds and gross realized gains (losses) from the sale of available-for-sale securities and other investments are as follows:

	Millions of yen
	Six months ended September 30, 2005	Six months ended September 30, 2004	Year ended March 31, 2005
Proceeds	¥275	¥26,946	¥27,046
Gross realized gains	227	14	17
Gross realized losses	—	(1,118)	(1,118)

Other investments includes long-term investments in various privately held companies. The aggregate carrying amount of DoCoMo’s cost method investments included in other investments totaled ¥16,512 million, ¥13,152 million and ¥15,954 million as of September 30, 2005 and 2004, and March 31, 2005, respectively.

3.	Subsequent event:

Dissolution of capital alliance with KPN Mobile N.V.

On October 24, 2005, DoCoMo dissolved its capital alliance with KPN Mobile N.V. (“KPNM”). The i-mode license agreement between DoCoMo and KPNM will be maintained.

Under the agreement, DoCoMo transferred all of its 2.16% holding of KPNM shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPNM. KPN agreed to cooperate with DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know how, for example, and has paid cash of €5 million (approximately ¥690 million) to DoCoMo.

As a result of this transaction, DoCoMo expects to record a gain on a sale of investment securities of ¥40.0 billion, including a foreign currency translation adjustment, as an other income for the year ending March 31, 2006. DoCoMo also expects to account for the balance between the fair value of the transferred shares and the amount of cash received, approximately ¥14 billion, which DoCoMo regards as the consideration for the arrangement that will enable DoCoMo to continue the development and expansion of i-mode services, as an operating expense.

Non-consolidated Semi-annual Financial Statements	October 28, 2005
For the Six Months Ended September 30, 2005	[Japanese GAAP]

Name of registrant:	NTT DoCoMo, Inc.
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Address of principal executive office:	Tokyo, Japan
(URL http://www.nttdocomo.co.jp/)
Representative:	Masao Nakamura, Representative Director, President and Chief Executive Officer
Contact:	Masahiko Yamada, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Date of the meeting of the Board of Directors for approval of the non-consolidated financial statements:	October 28, 2005
Interim dividends plan:	Yes
Date of beginning an interim dividend payment:	November 22, 2005
Adoption of the Unit Share System:	No

1. Non-consolidated Financial Results for the Six Months Ended September 30, 2005 (April 1, 2005 - September 30, 2005)

(1)	Non-consolidated Results of Operations

Amounts are truncated to nearest 1 million yen.	(Millions of yen, except per share amounts	)

	Operating Revenues		Operating Income		Recurring Profit
Six months ended September 30, 2005	1,260,878	(2.6%)	257,366	0.4%	390,206	45.5%
Six months ended September 30, 2004	1,294,697	(2.9%)	256,464	(8.7%)	268,210	(3.3%)
Year ended March 31, 2005	2,571,211		408,252		445,952

	Net Income		Earnings per Share
Six months ended September 30, 2005	292,972	66.7%	6,378.28 (yen)
Six months ended September 30, 2004	175,796	(0.6%)	3,642.07 (yen)
Year ended March 31, 2005	503,218		10,613.51 (yen)

Notes:	1. Weighted average number of shares outstanding:	For the six months ended September 30, 2005:	45,932,905 shares

		For the six months ended September 30, 2004:	48,268,442 shares

		For the year ended March 31, 2005:	47,401,154 shares

	2. Change in accounting policy:	No

3. Percentages above represent annual changes compared to corresponding previous semi-annual period.

(2)	Dividends

	Interim Dividends per Share	Yearly Dividends per Share
Six months ended September 30, 2005	2,000.00 (yen)	—
Six months ended September 30, 2004	1,000.00 (yen)	—
Year ended March 31, 2005	—	2,000.00 (yen)

(3) Non-consolidated Financial Position	(Millions of yen, except per share amounts)

	Total Assets	Shareholders’ Equity	Equity Ratio (Ratio of Shareholders’ Equity to Total Assets)	Shareholders’ Equity per Share
September 30, 2005	4,296,507	2,303,755	53.6%	51,643.74 (yen)
September 30, 2004	4,160,517	2,134,327	51.3%	45,665.95 (yen)
March 31, 2005	4,419,525	2,336,614	52.9%	50,494.41 (yen)

Notes:	1. Number of shares outstanding at end of period:	September 30, 2005:	44,608,603 shares

		September 30, 2004:	46,737,837 shares

		March 31, 2005:	46,272,208 shares

	2. Number of treasury shares:	September 30, 2005:	4,091,397 shares

		September 30, 2004:	3,442,163 shares

		March 31, 2005:	2,427,792 shares

2. Non-consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2006 (April 1, 2005 - March 31, 2006)

(Millions of yen, except per share amounts)

	Operating Revenues	Recurring Profit	Net Income	Total Dividends per Share
				Year-End Dividends per Share
Year ending March 31, 2006	2,552,000	534,000	415,000	2,000.00 (yen)	4,000.00 (yen)

(Reference) Expected Earnings per Share: 9,303.14 yen

Note:	With regard to the assumptions and other related matters concerning the above estimated results, please refer to page 10.

*	Non-consolidated semi-annual financial statements are unaudited.

<< Non-consolidated Financial Statements >>

1.	Non-consolidated Balance Sheets

	Millions of yen
	(UNAUDITED) September 30, 2005		(UNAUDITED) September 30, 2004		March 31, 2005
ASSETS
Non-current assets:
Non-current assets for telecommunication businesses
Property, plant and equipment	¥1,123,849		¥1,165,114		¥1,128,130
Machinery and equipment	444,883		463,934		463,752
Antenna facilities	135,533		135,373		135,135
Satellite mobile communications facilities	6,813		8,803		7,681
Buildings	229,947		239,556		237,006
Tools, furniture and fixtures	115,931		124,530		124,000
Land	101,057		101,095		101,152
Construction in progress	56,510		59,162		25,717
Other fixed assets	33,171		32,658		33,683
Intangible assets	479,449		442,620		478,658
Computer software	405,916		395,977		420,374
Other intangible assets	73,532		46,642		58,283
Total non-current assets for telecommunication businesses	1,603,299		1,607,734		1,606,788
Investment and other assets
Investment securities	216,332		—		222,576
Investment in affiliated companies	642,087		847,600		591,070
Deferred tax assets	113,662		498,565		114,899
Other investments and other assets	86,941		88,187		40,261
Allowance for doubtful accounts	(188)		(859)		(189)
Total investment and other assets	1,058,835		1,433,493		968,617

Total non-current assets	2,662,134	62.0%	3,041,228	73.1%	2,575,406	58.3%

Current assets:
Cash and bank deposits	952,626		436,301		981,159
Notes receivable	—		—		6
Accounts receivable, trade	333,655		342,463		347,877
Accounts receivable, other	181,553		195,055		323,287
Inventories and supplies	103,414		71,518		84,065
Deferred tax assets	20,028		19,609		82,628
Other current assets	49,571		62,240		32,318
Allowance for doubtful accounts	(6,477)		(7,899)		(7,226)

Total current assets	1,634,372	38.0%	1,119,289	26.9%	1,844,118	41.7%

Total assets	¥4,296,507	100.0%	¥4,160,517	100.0%	¥4,419,525	100.0%

	Millions of yen
	(UNAUDITED) September 30, 2005		(UNAUDITED) September 30, 2004		March 31, 2005
LIABILITIES
Long-term liabilities:
Bonds	¥536,685		¥746,505		¥615,885
Long-term borrowings	115,000		185,057		175,000
Liability for employees’ retirement benefits	60,559		61,827		60,889
Reserve for directors’ and corporate auditors’ retirement benefits	319		—		495
Reserve for point loyalty programs	40,024		33,890		36,024
Provision for loss on PHS business	475		—		20,355
Other long-term liabilities	2,171		2,713		19,197

Total long-term liabilities	755,235	17.6%	1,029,993	24.8%	927,848	21.0%

Current liabilities:
Current portion of long-term borrowings	269,200		6,019		136,000
Accounts payable, trade	229,638		249,687		272,813
Accounts payable, other	184,882		185,239		223,324
Accrued taxes on income	14,690		71,229		920
Deposits received	484,304		419,368		458,935
Other current liabilities	54,800		64,652		63,067

Total current liabilities	1,237,516	28.8%	996,196	23.9%	1,155,061	26.1%

Total liabilities	¥1,992,752	46.4%	¥2,026,190	48.7%	¥2,082,910	47.1%

SHAREHOLDERS’ EQUITY
Common stock	¥949,679	22.1%	¥949,679	22.8%	¥949,679	21.5%
Capital surplus
Additional paid-in capital	292,385		292,385		292,385
Other paid-in capital	971,190		971,190		971,190
Total capital surplus	1,263,575	29.4%	1,263,575	30.4%	1,263,575	28.6%
Earned surplus
Legal reserve	4,099		4,099		4,099
Voluntary reserve	372,862		367,925		367,925
Unappropriated retained earnings	487,343		276,393		245,706
Total earned surplus	864,306	20.1%	648,419	15.6%	617,732	14.0%
Net unrealized holding gains on securities	13,048	0.3%	10,241	0.2%	16,403	0.4%
Treasury stock	(786,855)	(18.3%)	(737,589)	(17.7%)	(510,776)	(11.6%)

Total shareholders’ equity	¥2,303,755	53.6%	¥2,134,327	51.3%	¥2,336,614	52.9%

Total liabilities and shareholders’ equity	¥4,296,507	100.0%	¥4,160,517	100.0%	¥4,419,525	100.0%

2.	Non-consolidated Statements of Income

	Millions of yen
	(UNAUDITED) Six months ended September 30, 2005		(UNAUDITED) Six months ended September 30, 2004		Year ended March 31, 2005
Recurring profits and losses:
Operating revenues and expenses
Telecommunication businesses
Operating revenues	¥1,014,396	80.5%	¥1,029,325	79.5%	¥2,034,124	79.1%
Operating expenses	763,709	60.6%	774,617	59.8%	1,634,338	63.6%
Operating income from telecommunication businesses	250,686	19.9%	254,708	19.7%	399,786	15.5%
Supplementary businesses
Operating revenues	246,482	19.5%	265,371	20.5%	537,086	20.9%
Operating expenses	239,802	19.0%	263,615	20.4%	528,620	20.5%
Operating income from supplementary businesses	6,680	0.5%	1,756	0.1%	8,466	0.4%

Total operating income	¥257,366	20.4%	¥256,464	19.8%	¥408,252	15.9%

Non-Operating revenues and expenses
Non-operating revenues	138,420	11.0%	18,648	1.4%	55,798	2.1%
Non-operating expenses	5,580	0.4%	6,902	0.5%	18,099	0.7%

Recurring profit	¥390,206	31.0%	¥268,210	20.7%	¥445,952	17.3%

Special profits and losses:
Special profits	—	—	—	—	431,700	16.8%
Gain on liquidation of a subsidiary	—		—		431,700
Special losses	—	—	—	—	36,323	1.4%
Provision for loss on PHS business	—		—		20,355
Write-downs of investments in affiliated companies	—		—		15,967
Income before income taxes	390,206	31.0%	268,210	20.7%	841,329	32.7%
Income taxes-current	31,100	2.5%	70,800	5.4%	61	0.0%
Income taxes-deferred	66,133	5.3%	21,613	1.7%	338,049	13.1%

Net income	¥292,972	23.2%	¥175,796	13.6%	¥503,218	19.6%

Retained earnings brought forward	194,371		100,596		100,596
Retirement of treasury stock	—		—		311,371
Interim dividends	—		—		46,737
Unappropriated retained earnings	¥487,343		¥276,393		¥245,706

Note:	The denominator used to calculate the percentage figures is the aggregate amount of operating revenues from telecommunication businesses and supplementary businesses.

Accounting Basis for the Non-Consolidated Financial Statements

Basis of Presentation:

The accompanying unaudited non-consolidated financial statements of NTT DoCoMo, Inc. (“the Company”) have been prepared in accordance with accounting principles generally accepted in Japan.

1.	Depreciation and amortization of non-current assets

(1)	Property, plant and equipment

Depreciation of property, plant and equipment is computed by the declining balance method with the exception of buildings, which are depreciated on a straight-line basis.

(2)	Intangible assets

Intangible assets are amortized on a straight-line basis.

Internal-use software is amortized over the estimated useful lives (5 years or less) on a straight-line basis.

2.	Valuation of certain assets

(1)	Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving average method.

Available-for-sale securities whose fair value is readily determinable are stated at fair value as of the end of the semi-annual period. The holding gains and losses, net of applicable deferred tax assets/liabilities, are not reflected in earnings, but directly reported as a separate component of shareholders’ equity. The cost of securities sold is determined by the moving-average method with the exception of the cost of debt securities sold, which are determined by the first-in, first-out method.

Available-for-sale securities whose fair value is not readily determinable are stated at moving-average cost.

(2)	Derivative instruments

Derivative instruments are stated at fair value as of the end of the semi-annual period.

(3)	Inventories

Inventories are stated at cost. The cost of terminal equipment to be sold is determined by the first-in, first-out method. The cost of other inventories is determined by the specific identification method.

3.	Allowance for doubtful accounts, liability for employees’ retirement benefits, reserve for directors’ and corporate auditors’ retirement benefits, reserve for point loyalty programs and provision for loss on PHS business

(1)	Allowance for doubtful accounts

The Company provides for doubtful accounts principally in an amount computed based on the historical bad debt ratio during a certain reference period plus the estimated uncollectable amount based on the analysis of certain individual accounts, including claims in bankruptcy.

(2)	Liability for employees’ retirement benefits

In order to provide for employees’ retirement benefits, the Company accrues the liability as of the end of semi-annual period in an amount calculated based on the estimated projected benefit obligation and plan assets at the end of the fiscal year.

Actuarial losses (gains) are recognized as incurred at the end of the fiscal year.

Prior service cost is amortized on a straight-line basis over the average remaining service periods of employees at the time of recognition.

(Change in Accounting Policy)

Effective from the six months ended September 30, 2005, the Company adopted “Amendment of Accounting Standards for Retirement Benefits” (Accounting Standard No. 3, which was issued on March 16, 2005) and “Application Guidance on Amendment of Accounting Standards for Retirement Benefits” (Accounting Standard Application Guidance No. 7, which was issued on March 16, 2005). As a result of the adoption, operating income, recurring profit and income before income taxes increased by ¥768 million compared with those accounted for under the previous method for the six months ended September 30, 2005.

(3)	Reserve for directors’ and corporate auditors’ retirement benefits

The Company allocates the amount necessary for payment as of the end of the semi-annual period based on our internal regulations, so as to prepare for the payment of retirement benefits to directors and corporate auditors.

(Additional Information)

Effective from the six months ended March 31, 2005, the Company changed its method of accounting for its directors’ and corporate auditors’ retirement benefits, which were previously recognized as cost at the time of payment, to record a reserve for the benefits to the amount necessary for payment as of the end of the fiscal period based on our internal regulations.

As a result thereof, operating income, recurring profit and income before income taxes for the six months ended September 30, 2004 would decrease by ¥406 million if the Company accounted for these amounts under the current method.

(4)	Reserve for point loyalty programs

The costs of awards under the point loyalty programs called “DoCoMo Point Service” and “DoCoMo Premium Club” that are reasonably estimated to be redeemed by the customers in the future based on historical data are accounted for as reserve for point loyalty programs.

(5)	Provision for loss on PHS business

In order to provide for the loss resulting from PHS business, the Company makes necessary provision for the estimated future loss.

4.	Foreign currency translation

Foreign currency monetary assets and liabilities are translated into Japanese yen at the current spot rate at the end of the semi-annual period and the resulting translation gains or losses are included in net income.

5.	Leases

Finance leases other than those deemed to transfer ownership of properties to lessees are not capitalized and are accounted for in a similar manner as operating leases.

6.	Hedge accounting

(1)	Hedge accounting

Japanese GAAP provides for two general accounting methods for hedging financial instruments. One method is to recognize the changes in fair value of a hedging instrument in net income in the period of the change as gain or loss together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The other method is to defer the gain or loss over the period of the hedging contract together with offsetting loss or gain deferral of the hedged items. The Company has adopted the latter accounting method.

However, when an interest rate swap contract meets certain conditions, the net amount to be paid or received under the contract is added to or deducted from the interest on the hedged items.

In addition, when any of foreign currency swap contracts meet certain conditions, they are accounted for in the following manner:

(a)	The difference between the Japanese yen nominal amounts of the foreign currency swap contract translated using the spot rate at the transaction date of the hedged item and the spot rate at the date of inception of the contract, if any, is recognized in the non-consolidated statement of income in the period which includes the inception date of the contract; and

(b)	The discount or premium on the contract (for instance, the difference between the Japanese yen amounts of the contract translated using the contracted forward rate and the spot rate at the date of inception of the contract) is recognized over the term of the contract.

(2) Hedging instruments and hedged items Hedging instruments:	Hedged items:

Interest rate swap contracts	Corporate bonds
Foreign currency swap contracts	Bonds in foreign currency

(3)	Hedging policy

The Company uses financial instruments to hedge risks such as market fluctuation risks in accordance with its internal policies and procedures.

(4)	Assessment method of hedge effectiveness

The Company periodically evaluates hedge effectiveness by comparing cumulative changes in cash flows from hedged items or changes in fair value of hedged items, and the corresponding changes in the hedging instruments. However, the Company automatically assumes that the hedge will be highly effective at achieving offsetting changes in cash flows or in fair value for any transaction where important terms and conditions are identical between hedging instruments and hedged items.

7.	Consumption tax

Consumption tax is separately accounted for by excluding it from each transaction amount.

Change in Accounting Policy

Accounting standards for impairment of long-lived assets

Effective from the six months ended September 30, 2005, the Company adopted the accounting standards for impairment of long-lived assets, “Statement of Opinion on Establishment of Accounting Standards for Impairment of Long-lived Assets” (issued by Accounting Standards Board of Japan on August 9, 2002) and “Application Guidance on Accounting Standards for Impairment of Long-lived Assets” (Accounting Standard Application Guidance No. 6, which was issued on October 31, 2003). The adoption of these standards had no impact on income before income taxes for the six months ended September 30, 2005.

The accumulated impairment losses were directly deducted from the amounts of related assets in accordance with the amended Interim Financial Statements Regulations.

Change in Presentation

“Investment securities,” which was included in “Other investments and other assets” as of September 30, 2004, is separately stated in the non-consolidated balance sheets as of September 30, 2005 because the amount of “Investment securities” exceeded five percent of total assets as of September 30, 2005.

The amount of “Investment securities,” which was included in “Other investments and other assets,” was ¥44,788 million as of September 30, 2004.

Additional Information

In accordance with Article 2-2 of the amended Securities and Exchange Law of Japan, the investments in limited liability investment partnerships, which were included as “Investment in capital” in “Other investments and other assets” in the previous semi-annual period, is included in “investment securities” as of September 30, 2005.

The amount of investments in limited liability investment partnerships, which was included in “Investment in capital,” was ¥1,119 million as of September 30, 2004.

Notes to Non-consolidated Balance Sheets:

1.	Non-current assets for telecommunication businesses include those used in supplementary businesses, because these amounts are not significant.

2.	Accumulated depreciation of property, plant and equipment

	Millions of yen
	September 30, 2005	September 30, 2004	March 31, 2005
Accumulated depreciation	1,527,151	1,387,134	1,448,357

3.	Accounts payable, other, as of September 30, 2005, and September 30, 2004 includes consumption tax payable, net, of ¥6,339 million and ¥2,046 million, respectively.

4.	Guarantee

The Company provides a counter indemnity of a performance guarantee up to HK$24,099 thousand (¥351 million) guaranteeing performance by Hutchison Telephone Company Limited, an affiliate of the Company, with respect to certain contracts or obligations owed to its governmental authorities in relation to its business. The Company had HK$919 thousand (¥13 million), HK$1,293 thousand and HK$919 thousand indemnity outstanding as of September 30, 2005 and 2004, and March 31, 2005, respectively.

5.	Share repurchase

During the six months ended September 30, 2005, the Company repurchased its own shares in order to improve its capital efficiency and to implement flexible capital policies in response to the changing business environment.

Brief description of the repurchase is as follows:

(1) Class of shares repurchased:	Shares of common stock of the Company
(2) Aggregate number of shares repurchased:	1,663,605 shares (3.42% of issued shares)
(3) Aggregate amount of repurchase price:	¥276,078 million
(4) Method of repurchase:	Purchase in the market (102,383 shares), cash tender offer (1,561,220 shares) and repurchase of the fractional shares

Notes to Non-consolidated Statements of Income:

1. Depreciation and amortization expense included in operating expenses:

	Millions of yen
	Six months ended September 30, 2005	Six months ended September 30, 2004	Year ended March 31, 2005
Property, plant and equipment	108,665	110,025	242,429
Intangible assets	76,667	69,568	144,693

2. Major components of non-operating revenues:
	Millions of yen
	Six months ended September 30, 2005	Six months ended September 30, 2004	Year ended March 31, 2005
Dividends received	120,731	14,026	43,605
Interest income	3,260	370	1,822

3. Major components of non-operating expenses:
	Millions of yen
	Six months ended September 30, 2005	Six months ended September 30, 2004	Year ended March 31, 2005
Interest expenses (including bond interest)	4,008	4,543	8,778

4. Income taxes

Current and deferred income taxes for this semi-annual period is calculated considering addition and withdrawal of appropriation for accelerated depreciation on tax which are expected to implement at the end of the fiscal year ending March 31, 2006.

5. Impairment loss

The Company recorded an impairment loss on the following asset group for the six months ended September 30, 2005.

(1) Place:	Operating area of the Company (Kanto Koshinetsu region*)
(2) Purpose of use:	PHS related assets
(3) Types of assets:	Machinery and equipment, antenna facilities and intangible assets such as telecommunication software

The Company groups Mobile phone business and PHS business as major minimal units which are individual sources of cash flows.

As the Company determined that it is to curtail the PHS business and estimated that future cash flows from the PHS business would be negative, the Company wrote-down the entire carrying value of its long-lived assets related to the PHS business, resulting in a impairment loss of ¥19,749 million for the six months ended September 30, 2005.

The impairment loss consists of machinery and equipment of ¥12,647 million, antenna facilities of ¥2,320 million, intangible assets such as telecommunication software of ¥3,601 million and other assets of ¥1,180 million.

Because the amount of the impairment loss equaled to the amount of income from the reversal of “Provision for loss on PHS business” on long-lived assets, the amounts were netted and the Company did not present an impairment loss on the non-consolidated statements of income for the six months ended September 30, 2005.

As a result, the impairment had no impact on income before income taxes for the six months ended September 30, 2005.

*	Kanto Koshinetsu region consists of Tokyo, Kanagawa, Chiba, Saitama, Ibaraki, Tochigi, Gunma, Yamanashi, Nagano and Niigata.

Marketable Securities:

For the six months ended September 30, 2005 and 2004, and for the year ended March 31, 2005, there were no subsidiaries’ and affiliates’ shares directly owned by the Company that had readily determinable market value.

Subsequent event:

Dissolution of capital alliance with KPN Mobile N.V.

On October 24, 2005, DCM Capital NL (UK) Limited (“DCM Capital”), an investment company of the Company, dissolved its capital alliance with KPN Mobile N.V. (“KPNM”). The i-mode license agreement between the Company and KPNM will be maintained.

Under the agreement, DCM Capital transferred all of its 2.16% holding of KPNM shares to Koninklijke KPN N.V. (“KPN”), the parent company of KPNM. KPN agreed to cooperate with the Company in the smooth operation of the global i-mode alliance, through the use of KPN’s i-mode-related patents and know how, for example, and has paid cash of €5 million (approximately ¥690 million) to DCM Capital.

As a result, the Company expects to account for the cost of the arrangement with KPNM that will enable the Company to continue the development and expansion of i-mode services of approximately ¥14 billion as an operating expense.

(APPENDIX 1)

Operation Data for First Six Months of FY2005

		[Ref.] Fiscal 2004 (Ended Mar. 31, 2005) Full-year result	Fiscal 2005 First Six Months (Apr.- Sep. 2005) Results	[Ref.] First Quarter (Apr.-Jun. 2005) Results	Second Quarter (Jul.-Sep. 2005) Results	[Ref.] Fiscal 2005 (Ending Mar. 31, 2006) Full-year forecast [Revised]
Cellular
Subscribers	thousands	48,825	49,904	49,430	49,904	50,900
FOMA	thousands	11,501	16,770	13,710	16,770	23,500
mova	thousands	37,324	33,134	35,719	33,134	27,400
DoPa Single Service	thousands	544	609	582	609	680
Market share (1) (2)%		56.1	56.0	56.1	56.0	—
Net increase from previous period (2)	thousands	2,497	1,079	605	475	2,075
FOMA	thousands	8,456	5,269	2,210	3,060	11,999
mova (2)	thousands	-5,959	-4,190	-1,605	-2,585	-9,924
Aggregate ARPU (FOMA+mova) (3)	yen/month/contract	7,200	7,000	6,940	7,050	6,850
Voice ARPU (4)	yen/month/contract	5,330	5,150	5,120	5,170	5,000
Packet ARPU	yen/month/contract	1,870	1,850	1,820	1,880	1,850
i-mode ARPU	yen/month/contract	1,870	1,840	1,810	1,870	1,840
ARPU generated purely from i- mode (FOMA+mova) (3)	yen/month/contract	2,060	2,020	1,990	2,050	2,010
Aggregate ARPU (FOMA)	yen/month/contract	9,650	9,070	9,090	9,050	8,660
Voice ARPU (4)	yen/month/contract	6,380	5,980	5,990	5,970	5,670
Packet ARPU	yen/month/contract	3,270	3,090	3,100	3,080	2,990
i-mode ARPU	yen/month/contract	3,220	3,060	3,070	3,050	2,960
ARPU generated purely from i- mode (FOMA)	yen/month/contract	3,260	3,100	3,110	3,100	3,010
Aggregate ARPU (mova)(3)	yen/month/contract	6,800	6,170	6,190	6,140	5,910
Voice ARPU (4)	yen/month/contract	5,160	4,810	4,820	4,810	4,650
i-mode ARPU	yen/month/contract	1,640	1,360	1,370	1,330	1,260
ARPU generated purely from i- mode (mova) (3)	yen/month/contract	1,850	1,530	1,550	1,510	1,420
MOU (FOMA+mova) (3) (5)	minute/month/contract	151	150	149	152	—
MOU (FOMA) (5)	minute/month/contract	229	213	214	211	—
MOU (mova) (3) (5)	minute/month/contract	138	125	126	125	—
Churn Rate (2)%		1.01	0.81	0.80	0.81	—
i-mode
Subscribers	thousands	44,021	45,139	44,659	45,139	46,300
FOMA	thousands	11,353	16,464	13,514	16,464	—
i-appliTM compatible (6)	thousands	29,989	32,799	31,330	32,799	—
i-mode Subscription Rate (2)%		90.2	90.5	90.3	90.5	91.0
Net increase from previous period	thousands	2,944	1,118	638	481	2,279
i-Menu Sites (FOMA)	sites	4,780	5,080	4,933	5,080	—
i-Menu Sites (mova)	sites	4,573	4,707	4,635	4,707	—
Access Percentage by Content Category
Ringing tone/Screen	%	30	23	24	23	—
Game/Horoscope	%	22	22	22	21	—
Entertainment Information	%	24	27	27	27	—
Information	%	12	13	12	14	—
Database	%	4	5	5	5	—
Transaction	%	8	10	10	10	—
Independent Sites (7)	sites	85,013	89,367	87,372	89,367	—
Percentage of Packets Transmitted
Web	%	94	96	96	96	—
Mail	%	6	4	4	4	—
PHS
Subscribers	thousands	1,314	987	1,150	987	740
Market Share (1)%		29.4	22.0	25.7	22.0	—
Net increase from previous period	thousands	-278	-327	-164	-163	-574
ARPU (4)	yen/month/contract	3,360	3,310	3,320	3,290	—
MOU (5) (8)	minute/month/contract	82	73	74	71	—
Data transmission rate (time) (8)(9)%		74.7	75.8	75.8	75.9	—
Churn Rate	%	3.23	5.01	4.83	5.20	—
Others
Prepaid Subscribers (10)	thousands	76	61	68	61	—

*	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculation from the fiscal year ending Mar. 31, 2006, due to its growing contribution to total revenues.

[Notes associated with the above-mentioned change]

•	International service-related ARPU included in the full-year forecasts and the first quarter, the second quarter and the first six months results of the fiscal year ending Mar. 31, 2006 are as below:

	FY2005 First Six Months (Apr.-Sep. 2005) Results	First Quarter (Apr.-Jun. 2005) Results	Second Quarter (Jul.-Sep. 2005) Results	FY2005 (Ending Mar. 31, 2006) Full-year forecast Results

Aggregate ARPU (FOMA+mova)	40 yen	30 yen	40 yen	40 yen

Aggregate ARPU (FOMA)	60 yen	60 yen	70 yen	70 yen

Aggregate ARPU (mova)	30 yen	20 yen	30 yen	30 yen
•	ARPU data in previous reports do not include International service-related revenues. ARPU generated from International services, derived from the revenues thereof, for the relevant periods are as below:

FY2004 (Ended Mar. 31, 2005) Full-year result
Aggregate ARPU (FOMA+mova)	20 yen
*	Please refer to the attached sheet (P.38) for an explanation of the methods used to calculate ARPU, and the number of active subscribers used in calculating ARPU, MOU and Churn Rate.

(1)	Source for other cellular telecommunications operators: Data announced by Telecommunications Carriers Association.

(2)	DoPa Single Service subscribers are included in the calculation.

(3)	Calculation does not include DoPa Single Service-related revenues and DoPa Single Service subscribers.

(4)	Inclusive of circuit-switched data communications.

(5)	MOU (Minutes of Usage): Average communication time per one month per one user

(6)	Sum of FOMA handsets and mova handsets.

(7)	Data on independent sites are from OH!NEW? by Digital Street Inc.

(8)	Not inclusive of data communication time via @FreeD service.

(9)	Percentage of data traffic to total outbound call time

(10)	Included in total cellular subscribers.

(APPENDIX 2)

ARPU Calculation Methods

1. ARPU (Average monthly revenue per unit)*1

i)	ARPU (FOMA + mova)

Aggregate ARPU (FOMA+mova)=Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

Packet ARPU (FOMA+mova) : {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges)+ i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)}/ No. of active cellular phone subscribers (FOMA+mova)

i-mode ARPU (FOMA+mova) *2 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

ARPU generated purely from i-mode (FOMA+mova) *3 : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA+mova)

ii)	ARPU (FOMA)

Aggregate ARPU (FOMA)=Voice ARPU (FOMA) + Packet ARPU (FOMA)

Voice ARPU (FOMA) : Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

Packet ARPU (FOMA) : Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

i-mode ARPU*2 (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

ARPU generated purely from i-mode (FOMA) *3 : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (FOMA)

iii)	ARPU (mova)

Aggregate ARPU (mova)=Voice ARPU (mova) + i-mode ARPU (mova)

Voice ARPU (mova) : Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (mova)

i-mode ARPU (mova) *2 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (mova)

ARPU generated purely from i-mode (mova) *3 : i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active i-mode subscribers (mova)

iv)	ARPU (PHS)

ARPU (PHS) : ARPU (PHS) Related Revenues (monthly charges, voice transmission charges) / No. of active PHS subscribers

2. Active Subscribers Calculation Methods*1

No. of active subscribers used in ARPU/MOU/Churn Rate calculations are sum of No. of active subscribers*4 for each month.

*1	DoPa single service subscribers and the revenues thereof are not included in the ARPU and MOU calculations.

*2	The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscribers to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

*3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscribers as a denominator.

*4	active subscribers = (No. of subscribers at the end of previous month + No. of subscribers at the end of current month) / 2

(APPENDIX 3)

Reconciliations of the Disclosed Non-GAAP Financial Measures to

the Most Directly Comparable GAAP Financial Measures

The reconciliations for the year ending March 31, 2006 (forecasts) are provided to the extent available without unreasonable efforts.

1. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Six months ended September 30, 2005	Six months ended September 30, 2004
a. EBITDA	¥1,609.0	¥1,625.7	¥905.5	¥897.2

Depreciation and amortization	(753.0)	(735.4)	(339.1)	(340.3)
Losses on sale or disposal of property, plant and equipment	(26.0)	(45.7)	(7.6)	(11.5)
Impairment loss	—	(60.4)	(0.4)	—

Operating income	830.0	784.2	558.4	545.4

Other income (expense)	112.0	504.1	74.7	(0.3)
Income taxes	(337.0)	(527.7)	(246.7)	(209.9)
Equity in net losses of affiliates	(1.0)	(12.9)	(1.1)	(0.0)
Minority interests in consolidated subsidiaries	—	(0.1)	0.0	(0.0)

b. Net income	604.0	747.6	385.3	335.2

c. Total operating revenues	4,784.0	4,844.6	2,373.5	2,452.0

EBITDA margin (=a/c)	33.6%	33.6%	38.2%	36.6%
Net income margin (=b/c)	12.6%	15.4%	16.2%	13.7%

Note:   EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation

            S-K and may not be comparable to similarly titled measures used by other companies.

2. ROCE after tax effect

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Six months ended September 30, 2005	Six months ended September 30, 2004
a. Operating income	¥830.0	¥784.2	¥558.4	¥545.4
b. Operating income after tax effect {=a*(1-effective tax rate)} (effective tax rate:40.9%)	490.5	463.4	330.0	322.4
c. Capital employed	4,853.7	4,826.4	4,868.2	4,705.3

ROCE before tax effect (=a/c)	17.1%	16.2%	11.5%	11.6%
ROCE after tax effect (=b/c)	10.1%	9.6%	6.8%	6.9%

Notes:  Capital employed = Two period ends average of (Shareholders’ equity + Interest bearing liabilities)

             Interest bearing liabilities = Current portion of long-term debt + Long-term debt

3. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Six months ended September 30, 2005	Six months ended September 30, 2004
Free cash flows excluding changes in investments for cash management purposes	¥630.0	¥1,003.6	¥360.2	¥164.4

Changes in investments for cash management purposes	—	(400.3)	(100.0)	—

Free cash flows	630.0	603.3	260.2	164.4

Net cash used in investing activities	(954.0)	(578.3)	(598.7)	(408.4)
Net cash provided by operating activities	1,584.0	1,181.6	858.9	572.8

Note:   Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the six months ended September 30, 2005 and 2004 and the year ended March 31, 2005 include changes in investments for cash management purposes. Net cash used in investing activities for the year ending March 31, 2006 is not taking into account the effect of changes in investments for cash management purposes due to difficulties in forecasting the effect.

4. Market equity ratio
	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Six months ended September 30, 2005	Six months ended September 30, 2004
a. Shareholders’ equity	—	¥3,907.9	¥3,948.2	¥3,650.8
b. Market value of total share capital	—	8,766.0	9,837.4	9,383.7
c. Total assets	—	6,136.5	6,120.3	5,906.9

Equity ratio (=a/c)	—	63.7%	64.5%	61.8%
Market equity ratio (=b/c)	—	142.8%	160.7%	158.9%

Note:	Market equity ratio is not forecasted because it is difficult to estimate the market value of total share capital in the future.

(APPENDIX 4)

Summary of the Company and Regional Subsidiaries (Japanese GAAP)

	Billions of yen
	Operating revenues	Operating income	Recurring profit	Net income

NTT DoCoMo Hokkaido, Inc.	¥111.1	¥18.1	¥18.3	¥10.9

NTT DoCoMo Tohoku, Inc.	171.1	35.9	36.0	21.5

NTT DoCoMo, Inc.	1,260.8	257.3	390.2	292.9

NTT DoCoMo Tokai, Inc.	293.1	57.1	57.1	34.0

NTT DoCoMo Hokuriku, Inc.	57.1	11.3	11.4	6.7

NTT DoCoMo Kansai, Inc.	429.2	75.5	75.6	44.8

NTT DoCoMo Chugoku, Inc.	151.5	30.4	30.6	18.1

NTT DoCoMo Shikoku, Inc.	85.8	14.4	14.7	8.8

NTT DoCoMo Kyushu, Inc.	301.3	54.9	55.1	32.8

NTT DOCOMO, INC.

RESULTS FOR THE FIRST SIX MONTHS

OF THE FISCAL YEAR ENDING MARCH 31, 2006

OCT. 28, 2005

COPYRIGHT (C) 2005 NTT DOCOMO, INC. ALL RIGHTS RESERVED.

SLIDE No. 1	Forward-Looking Statements

The forecasts presented herein are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Act of 1934. Statements made in this presentation with respect to DoCoMo’s plans, objectives, projected financials, operational figures, beliefs and other statements that are not historical facts are forward-looking statements about the future performance of DoCoMo which are based on management’s expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding the introduction of new products and services or termination or suspension of existing services, financial and operational forecasts, dividend payments, the growth of the Japanese cellular market and the ubiquitous services market, the growth of data usage, the growth of DoCoMo’s cellular phone business, the migration of users to DoCoMo’s 3G services and associated improvements in 3G services, improvements in 3G and 2G coverage area, and management goals are subject to various risks and uncertainties that could cause actual results to be materially different from and worse than as described in the forward-looking statements. Potential risks and uncertainties include, without limitation, competition from other cellular service providers or other technologies could limit our acquisition of new subscribers, retention of existing subscribers and average revenue per unit (ARPU), or may lead to an increase in our costs and expenses; the new services and usage patterns introduced by our corporate group may not develop as planned, which could limit our growth; the introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group may adversely affect our financial condition and results of operations; the introduction of number portability in Japan may increase our expenses, and may lead to a decrease in our number of subscribers if our subscribers choose to switch to other cellular service providers; limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction; the W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers; our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect; our PHS business, which is expected to operate at a loss until the service is terminated, may incur greater losses than we project; as electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects, or missing of handsets or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations; social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image; inadequate handling of subscriber information by our corporate group or contractors may adversely affect our credibility or corporate image; owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others; earthquakes, power shortages, malfunctioning of equipment, and software bugs, computer viruses, cyber attacks and other problems could cause systems failures in our networks, handsets or other networks required for the provision of service, disrupting our ability to offer services to our subscribers; concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations; our parent, NTT, could exercise influence that may not be in the interests of our other shareholders.

Further information about the factors that could affect the company’s results is included in “Item 3.D: Risk Factors” of its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 27, 2005, which is available in the investor relations section of the company’s web page at www.nttdocomo.com and also at the SEC’s web site at www.sec.gov.

NTTDoCoMo	RESULTS FOR 1H OF FY2005	1/32

FY2005 FIRST HALF RESULTS HIGHLIGHTS

SLIDE No. 3	FY2005 First Half Results Highlights

■	Financial Results Highlights

-	Operating revenues decreased 78.5 billion yen (or 3.2%) from the same period of last fiscal year to 2,373.5 billion yen.

Year-on-year decrease in cellular services revenues was limited to 9.6 billion yen (or 0.5%), indicating a slowdown in the pace of decline.

-	Operating income reached 558.4 billion yen, posting an increase of 12.9 billion yen (or 2.4%) from the same period of last fiscal year.

■	Improved Operational Results

-	Cellular churn rate for FY2005/2Q was 0.81%, and DoCoMo’s market share of net additions for FY2005/1H was 50.7%.

-	ARPU for FY2005/2Q was 7,050 yen (down 290 yen, or 4.0%, year-on-year), MOU for FY2005/2Q was 152 minutes (down 3 min, or 1.9%, year-on-year)

NTTDoCoMo	RESULTS FOR 1H OF FY2005	3/32

SLIDE No. 4	FY2005/1H Financial Results Highlights	US GAAP

♦	Consolidated financial statements in this document are unaudited.

♦	Free cash flows are excluded changes in investments for cash management purpose, which were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purpose with original maturities of longer than three months.

*	For an explanation of these numbers, see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 31 and the IR page of our website, www.nttdocomo.co.jp.

NTTDoCoMo	RESULTS FOR 1H OF FY2005	4/32

SLIDE No. 5	Churn Rate

Successfully maintained churn rate low, at 0.81% for FY2005/2Q

NTTDoCoMo	RESULTS FOR 1H OF FY2005	5/32

SLIDE No. 6	Market Share of Net Additions

DoCoMo acquired 50.7% of the net additions in FY2005/1H

*	Source of data used in calculation: Telecommunications Carriers Association (TCA)

NTTDoCoMo	RESULTS FOR 1H OF FY2005	6/32

SLIDE No. 7	Cellular (FOMA+mova) ARPU/MOU

MOU and ARPU continued trend of improvement in FY2005/2Q

	04/4-6(1Q)	04/7-9(2Q)	04/10-12(3Q)	05/1-3(4Q)	05/4-6(1Q)	05/7-9(2Q)	06/3E(Full-year) (Revised 10/28/05)
Packet ARPU (left axis)	1,950	1,900	1,820	1,830	1,820	1,880	1,850
(incl.) i-mode ARPU	1,940	1,890	1,810	1,820	1,810	1,870	1,840
Voice ARPU (left axis)	5,450	5,440	5,350	5,090	5,120	5,170	5,000
International service-related ARPU	20(excl.)	20(excl.)	30(excl.)	30(excl.)	30(incl.)	40(incl.)	40(incl.)
MOU (right axis)	152	155	153	145	149	152	—

♦	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from this fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues.

♦	For an explanation of MOU and ARPU, see Page 30 in this document, “Definition and Calculation Methods of MOU and ARPU”.

NTTDoCoMo	RESULTS FOR 1H OF FY2005	7/32

SLIDE No. 8	Subscriber Migration from mova to FOMA

-	Estimated no. of FOMA subscribers as of Mar. 31, 2006: 23.5 million

-	No. of FOMA subscribers as of Sept. 30, 2005: 16.77 million (33.6% of total subs)

NTTDoCoMo	RESULTS FOR 1H OF FY2005	8/32

SLIDE No. 9	Actions Implemented

NTTDoCoMo	RESULTS FOR 1H OF FY2005	9/32

FY2005 FULL-YEAR PROSPECTS

SLIDE No.11	FY2005 Full-Year Forecasts (Revised)	US GAAP

Principal factors for revision

♦	Among the items in operating revenues, estimated full-year cellular services revenues were revised to 4,127 billion yen (up 61 billion yen from initial forecast), because projected cellular ARPU was raised by 80 yen to 6,850 yen, and projected number of net additions was increased by 200,000 to 2.08 million subs, based on the trends in FY2005/1H.

♦	Operating expenses were revised to add approx. 14 billion yen in costs related to the dissolution of our capital alliance with KPN Mobile, and to increase the projected amount of depreciation and amortization by approx. 23 billion yen in view of planned replacement of some of our equipments.

♦	Accordingly, operating income forecast was revised to 830 billion yen (up 20 billion yen from initial forecast)

♦	The financial statements in this document are unaudited.

NTTDoCoMo	RESULTS FOR 1H OF FY2005	11/32

SLIDE No. 12	FY2005 Full-Year Capital Expenditures (Revised)

Principal factors for revision

With the aim to reinforce our competitiveness, we decided to increase FOMA-related CAPEX, while improving the efficiency of CAPEX used for other businesses.

-	Due to expedited roll-out of facilities to improve coverage and quality, etc., FOMA-related CAPEX was revised upwards.

♦	The financial statements in this document are unaudited.

NTTDOCOMO	RESULTS FOR 1H OF FY2005	12/32

SLIDE No. 13	FOMA Coverage Expansion/Quality Enhancement

-	To reinforce our competitiveness, planned no. of FOMA outdoor base stations and indoor systems as of Mar. 31, 2006, was increased from initial plan. (Outdoor: +300, Indoor: +500)

-	Roll-out will be further accelerated in FY2005/2H.
(Outdoor: +2,800 (FY05/1H) Þ+4,900 (FY05/2H) / Indoor:+700 (FY05/1H) Þ +1,500 (FY05/2H))

NTTDOCOMO	RESULTS FOR 1H OF FY2005	13/32

SLIDE No. 14	i-mode FeliCa Users

User base of i-mode FeliCa-enabled handset has been growing rapidly Þ Steadily taking root as a lifestyle infrastructure

♦	FeliCa is a contactless IC chip technology developed by Sony Corporation.

♦	FeliCa is a registered trademark of Sony Corporation.

NTTDOCOMO	RESULTS FOR 1H OF FY2005	14/32

SLIDE No. 15	FOMA 902i Series Handsets and New Services

-	FOMA 902i series carry new services such as “PushTalk” and “ToruCa”, and “i-channel” service is embedded as a standard feature.

-	6 vendors to supply handsets for the first time for the FOMA 90X series.

(The first FOMA model to be supplied by Sony Ericsson)

-	Offer highly advanced features and enriched services.

(Improved ease-of-use of videophone, compatible with “Multi-number” capability)

NTTDOCOMO	RESULTS FOR 1H OF FY2005	15/32

SLIDE No. 16	Enriched FOMA Handset Lineup

Expand FOMA’s uptake by adding handset models tailored to diversified user needs

NTTDOCOMO	RESULTS FOR 1H OF FY2005	16/32

SLIDE No. 17	FOMA’s Next Stage of Evolution

Enhance network capabilities to evolve business model

Þ	Boost DoCoMo’s competitiveness by further enriching services/content portfolio, and offering more attractive handsets.

Þ	Improve efficiency of radio network to achieve further cost reduction and better spectral utilization efficiency

NTTDOCOMO	RESULTS FOR 1H OF FY2005	17/32

APPENDICES

SLIDE No. 19	Operating Revenues	US GAAP

(Billions of yen)	2004/4-9(1H)	2005/4-9(1H)	2006/3E (full-year) (As revised 10/28/05)	2006/3E (full-year) (As announced 5/10/05)
Equipment sales revenues	288.1	222.5	522.0	611.0
Other revenues	37.2	42.2	94.0	87.0
PHS services revenues	31.5	23.2	41.0	41.0
Cellular services (voice, packet) revenues	2,095.1	2,085.6	4,127.0	4,066.0

♦	Quickcast service revenues are included in Other revenues. International service-related revenues are included in Cellular services revenues.

NTTDOCOMO	RESULTS FOR 1H OF FY2005	19/32

SLIDE No. 20	Operating Expenses	US GAAP

(Billions of yen)	2004/4-9(1H)	2005/4-9(1H)	2006/3E (full-year) (As revised 10/28/05)	2006/3E (full-year) (As announced 5/10/05)
Personnel expenses	125.0	122.7	252.0	251.0
Taxes and public duties	17.7	18.6	37.0	37.0
Depreciation and amortization	340.3	339.1	753.0	740.0
Impairment loss	—	0.4	—	—
Loss on disposal of property, plant and equipment and intangible assets	14.8	11.8	43.0	43.0
Communication network charges	187.6	186.9	371.0	374.0
Non-personnel expenseses	1,221.1	1,135.5	2,498.0	2,550.0
(incl.) Revenue-linked expenses *	897.4	820.8	1,760	1,829.0
(incl.) Other non-personnel expenses	323.7	314.6	738.0	721.0

*	Revenue-linked expenses = Cost of equipment sold + distributor commissions + cost of DoCoMo Point Service

NTTDoCoMo	RESULTS FOR 1H OF FY2005	20/32

SLIDE No. 21	Capital Expenditures

(Billions of yen)	2004/4-9(1H)	2005/4-9(1H)	2006/3E (full-year) (As revised 10/28/05)	2006/3E (full-year) (As announced 5/10/05)
Other (information systems, etc.)	77.4	59.6	145.0	147.0
PHS business	1.8	0.4	1.0	1.0
Mobile phone business (FOMA)	270.9	270.9	575.0	536.0
Mobile phone business (i-mode, etc.)	16.3	15.5	32.0	36.0
Mobile phone business (mova)	30.3	20.5	35.0	47.0
Mobile phone business(transmission line)	36.4	39.0	83.0	81.0

♦	“Quickcast Business” is included in “Other (information systems, etc.)”.

NTTDOCOMO	RESULTS FOR 1H OF FY2005	21/32

SLIDE No. 22	Operational Results and Forecasts

*	Other includes purchase of additional handsets by existing FOMA subscribers.

♦	DoPa Single Service subscribers are included in the no. of mova subscribers to align the calculation method of subscribers with other cellular phone carriers. (Market share, the no. of handsets sold and churn rate are calculated inclusive of DoPa Single Service subscribers.)

♦	For an explanation of MOU and ARPU, please see page 30 of this document, “Definition and Calculation Methods of MOU and ARPU”.

NTTDOCOMO	RESULTS FOR 1H OF FY2005	22/32

SLIDE No. 23	FOMA ARPU and MOU Trends

	04/4-6(1Q)	04/7-9(2Q)	04/10-12(3Q)	05/1-3(4Q)	05/4-6(1Q)	05/7-9(2Q)	06/3E (full-year) (As revised 10/28/05)
Packet ARPU (left axis)	3,660	3,280	3,190	3,170	3,100	3,080	2,990
(incl.) i-mode ARPU	3,590	3,230	3,150	3,130	3,070	3,050	2,960
Voice ARPU (left axis)	6,580	6,610	6,460	6,110	5,990	5,970	5,670
International service-related ARPU	—	—	—	—	60 (incl.)	70 (incl.)	70 (incl.)
MOU (right axis)	230	239	234	219	214	211	—

♦	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from this fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues.

♦	For an explanation of MOU and ARPU, see Page 30 in this document, “Definition and Calculation Methods of MOU and ARPU”.

NTTDOCOMO	RESULTS FOR 1H OF FY2005	23/32

SLIDE No. 24	mova ARPU and MOU Trends

	04/4-6(1Q)	04/7-9(2Q)	04/10-12(3Q)	05/1-3(4Q)	05/4-6(1Q)	05/7-9(2Q)	06/3E (full-year) (As revised 10/28/05)
Packet ARPU (left axis)	1,800	1,710	1,560	1,470	1,370	1,330	1,260
Voice ARPU (left axis)	5,350	5,280	5,150	4,830	4,820	4,810	4,650
International service-related ARPU	—	—	—	—	20 (incl.)	30 (incl.)	30 (incl.)
MOU (right axis)	145	143	138	126	126	125	—

♦	International service-related revenues, which had not been included in previous reports, have been included in the ARPU data calculations from this fiscal year ending Mar. 31, 2006, in view of their growing contribution to total revenues.

♦	For an explanation of MOU and ARPU, see Page 30 in this document, “Definition and Calculation Methods of MOU and ARPU”.

NTTDOCOMO	RESULTS FOR 1H OF FY2005	24/32

SLIDE No. 25	i-mode FeliCa : Expanding Usage Opportunities

♦	The list of service providers include those planning to start service in the future.

♦	“Edy” is a brand of prepaid e-money managed by bitWallet, Inc.

♦	“Suica” is a registered trademark of East Japan Railway Company.

The logos of each service provider are presented in Japanese syllabary order of the company name.

NTTDOCOMO	RESULTS FOR 1H OF FY2005	25/32

SLIDE No. 26	New Services

Enrich the portfolio of services linked with brick-and-mortar businesses, and create new style of communications by launching new services.

NTTDOCOMO	RESULTS FOR 1H OF FY2005	26/32

SLIDE No. 27	Global Businesses Overseas i-mode Deployments

i-mode was launched in 4 additional markets: Israel (by Cellcom, Sept. 6), Russia (by MTS, Sept. 15), the UK (by O2 UK, Oct. 1), and Ireland (by O2 Ireland, Oct. 7).

Markets where i-mode is already commercially provided (14 countries/regions)

Markets where i-mode is planned for launch in the future (7 countries/regions)

NTTDOCOMO	RESULTS FOR 1H OF FY2005	27/32

SLIDE No. 28	Return to Shareholders

Returning profits to shareholders is considered one of

our most important corporate policies

Dividend

Repurchase of own shares

Plan to limit the no. of treasury shares to approx. 5% of total issued shares, and study the cancellation of treasury shares kept in excess of this limit once every year.

	Budget for repurchase (billions of yen)		No. of shares to be repurchased (million shares)
	Authorized budget	Amount spent for repurchase	Authorized no. of shares	Actual no. of shares repurchased
Authorization at 13th shareholders meeting	600	433.7 (72.3%)	2.5	2.38 (95.3%)
Authorization at 14th shareholders meeting	400	259.2 (As of Sept. 30, 2005)	2.2	1.56 (As of Sept. 30, 2005)

NTTDOCOMO	RESULTS FOR 1H OF FY2005	28/32

SLIDE No. 29	Corporate Social Responsibility

■ Launched “Anshin” mission, a campaign aimed at realizing a safe and secure society (Jun. 2005).

■ Established “NTT DoCoMo Group Code of Ethics”, the fundamental ethical standard to be observed by all employees to ensure lawful business operations (Apr. 2005).
■ Published DoCoMo’s “CSR Report 2005”, to accelerate CSR activities and fulfill accountability as a corporate citizen (Aug. 2005).

Actions for cellular-related social issues

■      “DoCoMo Keitai Safety School” for safe phone usage (200 elementary/junior/senior high schools in Kanto-Koshinetsu region)

■      Strengthened measures against spam mails, resulting in reduction of inquiries (120,000 inquiries/month in Jun/01 Þ 5,000 inquiries/month in Sept/05, Ù 96%)

■      Enhanced “Kid’s i-mode” access control feature to protect children from harmful information sites.

■      Convened “Children and Mobile Media/Mobile Society” forum in Jul. 2005 (Mobile Society Research Institute)

“DoCoMo Keitai Safety School”

Disaster rehabilitation support

■      Operated “i-mode Disaster Message Board Service”(Typhoon No. 14, etc.)

■      Supported construction of FM radio stations and day care centers and provided donations to areas affected by Indian Ocean tsunami.

■      Provided donations to disaster-stricken areas following August 2005 Hurricane Katrina and October 2005 Pakistan earthquake.

Construction of FM radio stations

Environment conservation activities

■      Expanded “DoCoMo Woods” forestation campaign by launching one in Aomori Prefecture in Oct. 2005, the 27th site of the program carried out in both Japan and overseas.

■      Developed a cellular handset using bio-plastic made from corn, and exhibited its prototype in the 2005 Aichi World Expo.

Cellular handset using bio-plastic

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SLIDE No. 30	Definition and Calculation Methods of MOU and ARPU

■	MOU (Minutes of usage) : Average communication time per one month per one user.

■	ARPU (Average monthly Revenue Per Unit) :

ARPU is used to measure average monthly revenues attributable to designated services on a per user basis. ARPU is calculated by dividing various revenue items included in operating revenues, such as monthly charges, voice transmission charges, and packet transmission charges from designated services, by the number of active subscribers to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures calculated in the above way provide useful information regarding the monthly usage of our subscribers. The revenue items included in the numerators of our ARPU figures are based on our US GAAP results of operations.

■	Aggregate ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

◆ Voice ARPU (FOMA+mova) : Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges)/ No. of active cellular phone subscribers (FOMA+mova)

◆       Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) + i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} / No. of active cellular phone subscribers (FOMA+mova)

◆ i-mode ARPU (FOMA+mova) : i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA+mova)

■	Aggregate ARPU (FOMA) : Voice ARPU (FOMA) + Packet ARPU (FOMA)

◆ Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscribers (FOMA)

◆ Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

◆ i-mode ARPU (FOMA) : i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscribers (FOMA)

■       Number of active subscribers used in ARPU and MOU calculations are as follows:

◆       Quarterly data: sum of “No. of active subscribers in each month” ** of the current quarter

◆       Half-year data: sum of “No. of active subscribers in each month” ** of the current half

◆       Full-year data: sum of “No. of active subscribers in each month”** of the current fiscal year

 **    “No. of active subs. in each month”: (No. of subs at end of previous month +No. of subs at end of current month)/2

       DoPa Single Service subscribers are not included in the above calculation of ARPU, MOU, revenues and no. of subscribers.

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SLIDE No. 31	Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Six months ended September 30, 2004	Six months ended September 30, 2004
a. EBITDA	¥1,609.0	¥1,625.7	¥905.5	¥897.2

Depreciation and amortization	(753.0)	(735.4)	(339.1)	(340.3)
Losses on sale or disposal of property, plant and equipment	(26.0)	(45.7)	(7.6)	(11.5)
Impairment loss	—	(60.4)	(0.4)	—

Operating income	830.0	784.2	558.4	545.4

Other income (expense)	112.0	504.1	74.7	(0.3)
Income taxes	(337.0)	(527.7)	(246.7)	(209.9)
Equity in net losses of affiliates	(1.0)	(12.9)	(1.1)	(0.0)
Minority interests in consolidated subsidiaries	—	(0.1)	0.0	(0.0)

b. Net income	604.0	747.6	385.3	335.2

c. Total operating revenues	4,784.0	4,844.6	2,373.5	2,452.0

EBITDA margin (=a/c)	33.6%	33.6%	38.2%	36.6%
Net income margin (=b/c)	12.6%	15.4%	16.2%	13.7%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as defined in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Free cash flows excluding changes in investments for cash management purposes

	Billions of yen
	Year ending March 31, 2006 (Forecasts)	Year ended March 31, 2005	Six months ended September 30, 2005	Six months ended September 30, 2004
Free cash flows excluding changes in investments for cash management purposes	¥630.0	¥1,003.6	¥360.2	¥164.4
Changes in investments for cash management purposes	—	(400.3)	(100.0)	—

Free cash flows	630.0	603.3	260.2	164.4

Net cash used in investing activities	(954.0)	(578.3)	(598.7)	(408.4)
Net cash provided by operating activities	1,584.0	1,181.6	858.9	572.8

Note:	Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the six months ended September 30, 2005 and 2004 and the year ended March 31, 2005 includes changes in investments for cash management purposes. Net cash used in investing activities for the year ending March 31, 2006 are not taking into account the effect of changes in investments for cash management purposes due to difficulties in forecasting the effect.

NTTDOCOMO	RESULTS FOR 1H OF FY2005	31/32

“FOMA” , “mova”, “Quickcast”, “i-mode”, “DoPa”, “i-appli”, “pake-houdai” , “Osaifu Keitai”, “ToruCa”, “i-channel”, “PushTalk”, “PushTalk plus”, “Kake-Hodai”, “Multi-number”, “DoCoMo Premier Club”, “Fami-wari Wide”, “mopera”, “i-channel”, and “IMCS” are trademarks or registered trademarks of NTT DoCoMo, Inc.

Other names of companies or products presented in this material are trademarks or registered trademarks of their respective organizations.